UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02027863

NO ACT
P.E 1-18-02
333-75722

March 28, 2002

Edward S. Nekritz
Senior Vice President and General Counsel
ProLogis Trust
14100 East 35th Place
Aurora, Colorado 80011

Act 1934
Section 14A-8
Rule
Public Availability 3/28/2002

Re: ProLogis Trust
Incoming letter dated January 18, 2002

Dear Mr. Nekritz:

This is in response to your letters dated January 10, 2002 and March 4, 2002 concerning the shareholder proposal submitted to ProLogis by the Service Employees International Union. We have also received letters from the proponent dated February 26, 2002 and March 18, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

cc: Steve Abrecht
Director, SEIU Capital Stewardship Program
Service Employees International Union
1313 L Street, N.W.
Washington, DC 20005

0899881

ProLogis
The Global Distribution Solution



1934 Act/Rule 14a-8

January 18, 2002

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ProLogis Trust - Stockholder Proposal Submitted by Service Employees International Union

Dear Sir or Madam:

On behalf of ProLogis Trust, a Maryland real estate investment trust, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude a proposal submitted by Service Employees International Union ("SEIU") from our proxy materials for our 2002 annual meeting of shareholders. In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the date on which we anticipate filing our definitive proxy statement and form of proxy relating to our 2002 annual meeting.

We received a letter from SEIU on November 29, 2001, submitting a proposal for consideration at our 2002 annual meeting of shareholders. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A) reads as follows:

> RESOLVED: That the shareholders of ProLogis Trust urge the Board of Trustees to take the measures necessary to change our Company's jurisdiction of incorporation from Maryland to Delaware.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify it of our intention to omit the proposal from our 2002 annual meeting proxy materials.

I believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted Under Rule 14a-8(i)(1) Because the Proposal is not a Proper Subject for Action for Shareholders Under Maryland Law

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded from a proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The proposal is not a proper subject for the shareholders of a Maryland real estate investment trust ("REIT"). The only feasible means to change the jurisdiction over our trust from Maryland to Delaware would be to merge the trust with a Delaware entity that is permitted to elect to be treated as a REIT under the Internal Revenue Code. Section 8-501.1(d) of the Maryland REIT Law provides that in order to approve the merger of a Maryland REIT with another entity, the trustees must pass a resolution declaring that the terms of the proposed transaction are advisable and then direct that the transaction be submitted to a vote by the shareholders. The proposal by SEIU stands the methodology proscribed by Maryland on its head; it seeks to direct the trustees to take action to merge the trust into another entity, rather than permitting the board adopt a plan and bring it to the shareholders for approval. As such, it is an unlawful intrusion on the discretionary authority given to the trustees of a Maryland REIT. Accordingly, I believe that the proposal may be properly omitted under Rule 14a-8(i)(1) as it is improper under state law.

II. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if the proposal or its supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The supporting statement of the proposal contains a number of statements that are false or misleading within the meaning of Rule 14a-9.

(1) The second paragraph of the supporting statement has the following quote from Insights magazine:

> [The Maryland 1999 Unsolicited Takeovers Act] is an explicit break from the Delaware model, which has subjected boards attempting to use takeover defenses to heightened scrutiny and to increasing risks of personal liability. The Act expressly rejects this trend in Delaware law, offering seemingly unqualified protection for incumbent trustees and management. It has generated criticism from institutional investors and shareholder activists, who view it as a management entrenchment tool.

The excerpt cited by the author is out of context. The article, attached hereto as Exhibit B, provides a balanced look at the Unsolicited Takeovers Act, discussing different opinions of the Act and its provisions, finally concluding:

> Maryland has maintained a modern and well-drafted corporations law. Its recent bold step to protect incumbent directors and management, especially at a time when Delaware law had swung in the opposite direction, should be applauded by Maryland corporations, their directors and counsel. Non-Maryland corporations should take heed.

The quote excerpted by SEIU suggests that the authors of the article found that the Maryland Unsolicited Takeovers Act is an unacceptable deviation from the Delaware model, when in fact, the article was presenting different perspectives on the Act, finally concluding that the Maryland model is a welcome change. In fact, the final sentence of the article reads that non-Maryland corporations should "take heed" of the Maryland Act, suggesting perhaps that non-Maryland entities consider organization in Maryland, the exact opposite of SEIU's proposal. SEIU should not be permitted to include this quote from Insights out of context as it lends unwarranted credibility to their position.

(2) The particulars of the quote are also false and misleading. It implies that Maryland law does not subject trustees and management to any scrutiny, offering them "unqualified protection." This appears to refer to Section 2-405.1(f) of the Maryland General Corporation Law ("MGCL"). This section was revised in 1999 to provide that: "An act of a director relating to or affecting an acquisition or a potential acquisition of control of the corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director." This section is made applicable to REITs under Section 8-601.1 of the Maryland REIT Law. The trustee of a Maryland REIT has fiduciary duties similar to those of a director or REIT trustee in any other state; the Maryland legislature has merely clarified that the duties are not subject to heightened scrutiny in the case of an acquisition as they are in Delaware. To suggest that Maryland directors have "unqualified protection" is false and misleading.

(3) The third paragraph of the proposal states that Maryland corporate law differs from Delaware law in "several key ways" and that an analysis of the differences may be found at the web site www.reform-reits.org. Entering this URL brings up the "Yahoo! Domains" web site; the Yahoo! Domains site suggests that Yahoo! has registered the URL www.reform-reits.org and is prepared to sell it to an interested party. The web site does not have any content regarding REITs or Maryland or Delaware law. It is false and misleading to suggest that an outside source has conducted an analysis of the differences between Maryland and Delaware law, finding "key" differences between the two where no such source exists. agree

(4) In the fourth paragraph of the supporting statement, SEIU states that Maryland law permits trustees to consider the effect of an acquisition on non-shareholder constituencies and that Delaware law does not contain a similar "stakeholder" provision. This statement is also false and misleading. The right of a board to consider the interests of parties other than stockholders was recognized by the Supreme Court of Delaware in Unocal Corporation v. Mesa Petroleum Co., 493 A.2d 946 (Del. Sup. Ct. 1985). In Unocal, the court stated that defensive tactics by the board of a corporation that is the target of a takeover bid should entail an analysis by the directors of the bid and its effect on the corporate enterprise. The court continued, writing

that "[e]xamples of such concerns may include: inadequacy of the price offered, nature and timing of the offer, questions of illegality, [and] the impact on 'constituencies' other than shareholders (i.e., creditors, customers, employees, and perhaps even the community generally) . . . ." Id. at 955. It is misleading for SEIU to draw a contrast between the law of Maryland and that of Delaware, implying that a difference exists, when Delaware law clearly recognizes the right of directors to consider the rights of constituencies other than stakeholders in considering a merger or acquisition.

The sixth paragraph of the supporting statement is also false and misleading. It states that:

> Unless a company expressly opts out, under the Act the board of trustees of a REIT may – without shareholder approval and even if contrary to a company's bylaws or charter – classify the board of trustees, require a two-thirds vote for the removal of trustees, and give the board the sole power to fill board vacancies occurring for any reason. Under Delaware law, adopting such provisions deviating from the charter would require shareholder approval.

This statement is misleading as it suggests that our declaration of trust does not already have such provisions. Our amended and restated declaration of trust already provides for a classified board of trustees, requires a two-thirds vote by either the shareholders or directors to remove a director and allows our board to fill vacancies occurring between annual meetings of shareholders, each of which provisions were contained in the amended and restated declaration of trust at the time it was approved by our shareholders. The supporting statement suggests that our declaration of trust does not have these provisions and that we could act in contravention of our declaration of trust to adopt these provisions. Because our declaration of trust already contains these provisions, this statement is false and misleading.

The seventh paragraph of the supporting statement is also false and misleading. SEIU states that:

> With the passage of the Act in 1999, Maryland also became the first state in the nation to permit corporate charters to include a provision authorizing the board of trustees to amend the charter, without shareholder approval, to increase the authorized shares of stock of any or all classes. (emphasis in original).

The Maryland REIT Law has permitted the trustees of a Maryland REIT to amend a declaration of trust to increase or decrease the number of authorized shares without shareholder approval since October 1, 1995. See Maryland H.B. 749 (Attached as Exhibit C). SEIU suggests that this provision in the Maryland REIT Law was included as part of the Maryland Unsolicited takeovers Act of 1999, lending unwarranted credibility to their claim that the Act made broad changes to the scope of Maryland law in this regard.

For the reasons set forth above, I believe that the proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9 as it is materially false or misleading.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal submitted by SEIU is omitted from our 2002 proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions or has formulated a response to my request, please contact me at 303/375-9292 or by facsimile at 303/576-2761.

Please acknowledge receipt of this letter by date-stamping the enclosed copy and returning it to the waiting messenger.

Very truly yours,

Edward S. Nekritz /NAW

Edward S. Nekritz
Senior Vice President and General Counsel

Enclosures
cc: Service Employees International Union AFL-CIO, CLC

Exhibit A



SEIU
Stronger Together

RECEIVED
NOV 29 2001
PROLOGIS LEGAL DEPT.

November 28, 2001

Edward S. Nekritz
Senior Vice President and General Counsel
ProLogis Trust
14100 East 35th Place
Aurora, Colorado 80011

Dear Mr. Nekritz:

We are submitting the enclosed resolution requesting that the Board of Trustees of ProLogis Trust take the necessary steps to change our Company's jurisdiction of incorporation from Maryland to Delaware.

The Service Employees International Union (SEIU) has owned 111 shares of ProLogis Trust for the requisite time period and intends to continue holding them through the date of the next annual meeting. SEIU members are also participants in many state, county, and municipal pension funds that are major holders of stock in US companies, including REITs.

A representative of the SEIU will appear in person or by proxy to bring the resolution before the meeting.

Should you have any questions regarding this matter, please call Steve Abrecht, Trustee of Benefits at (202) 639-7612.

Sincerely,

Anna Burger
International Secretary-Treasurer

SA:tm

OPEIU #2
AFL-CIO, CLC



SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of ProLogis Trust urge the Board of Trustees to take the measures necessary to change our Company's jurisdiction of incorporation from Maryland to Delaware.

SUPPORTING STATEMENT

Over the last several years, legislative changes to Maryland corporate law, including the 1999 Unsolicited Takeovers Act (the "Act") and the 2000 amendments to Maryland General Corporation Law and the Maryland REIT Law, have increased anti-takeover devices available to real estate investment trusts (REITs) incorporated in Maryland, and eroded some important shareholder rights.

According to one legal analysis of the 1999 Act, the law "is an explicit break from the Delaware model, which has subjected boards attempting to use takeover defenses to heightened scrutiny and to increasing risks of personal liability. The Act expressly rejects this trend in Delaware law offering seemingly unqualified protection for incumbent trustees and management. It has generated criticism from institutional investors and shareholder activists, who view it as a management entrenchment tool." [Insights, September, 1999]

As a result of the recent legislation, there are several key ways Maryland corporate law differs from Delaware law regarding anti-takeover issues and shareholder rights (a more detailed analysis is available at www.reform-reits.org).

When considering the potential acquisition of the company, Maryland law now permits trustees to consider the effect of the potential acquisition on non-shareholder constituencies. This provision allows a company to "accept a lower priced offer that the trustees believe is more favorable to all of the company's constituencies." [Insights, September 1999]. Delaware law does not contain a "stakeholder" provision. In addition, the Act explicitly affirms that the "just say no" legal defense is available to trustees in Maryland, rejecting the Delaware courts' heightened scrutiny of trustees' decisions to reject unsolicited bids.

The Act specifically validates shareholder rights plans or "poison pills", including a trustee "slow hand" provision which limits new trustees from redeeming or terminating a poison pill for up to 180 days after they become trustees. Delaware courts have struck down "slow hand" provisions.

Unless a company expressly opts out, under the Act the board of trustees of a REIT may -- without shareholder approval and even if contrary to a company's bylaws or charter -- classify the board of trustees, require a two-thirds vote for the removal of trustees, and give the board the sole power to fill board vacancies occurring for any reason. Under Delaware law, adopting such provisions deviating from the charter would require shareholder approval.

With the passage of the Act in 1999, Maryland also became the first state in the nation to permit corporate charters to include a provision authorizing the board of trustees to amend the charter, without shareholder approval, to increase the authorized shares of stock of any or all classes. Delaware requires shareholder approval to increase authorized shares of stock.

In light of the recent legislative changes to corporate law in Maryland, we believe reincorporating in Delaware would offer a more appropriate balance between the interests of shareholders, management, and trustees at our company.

**Exhibit B**





Insights

September, 1999

SECTION: STATE CORNER; Vol. 13, No. 8; Pg. 27

LENGTH: 4111 words

HEADLINE: Maryland's "Just Say No" Law

BYLINE: by Robert B. Robbins and Dava R. Casoni; Robert B. Robbins is a partner, and Dava R. Casoni is an associate, at Shaw Pittman in Washington DC. The authors would like to thank Nicole E. Marcson and Michael J. Allemeier who assisted in the preparation of this article.

BODY:

Maryland is one of the small group of states that invests significant legislative effort in maintaining a modern corporations law so as to offer a viable alternative to Delaware. Accordingly, on June 1, 1999, the Maryland Unsolicited Takeover Act (Act) was signed into law. The Act will help corporations protect themselves against hostile takeovers through both clear statutory approval of certain "just say no" defenses and new powers given to boards of directors to amend corporate charters, even without shareholder approval and in the face of contradictory existing provisions. The Act is an explicit break from the Delaware model, which has subjected boards attempting to use takeover defenses to heightened scrutiny and to increasing risks of personal liability. The Act expressly rejects this trend in Delaware law, offering seemingly unqualified protection for incumbent directors and management. It has generated criticism from institutional investors and shareholder activists, who view it as a management entrenchment tool, but it may fulfill its purpose in luring greater numbers of companies to remain in, or to incorporate, in Maryland. n1

n1 Companies electing to by covered by the Act or wishing to reincorporate in Maryland to take advantage of the Act should review the accompanying suggested disclosure for SEC filings (*see p. 29*).

## A Brief History of State Anti-Takeover Legislation

Historically, there were few defenses that were effective in the face of a cash tender offer for a company's shares, even if the offer was designed to acquire only a bare majority of the shares and was to be followed by a squeeze-out of the remaining shareholders for less attractive consideration. The tremendous availability of junk bond financing in the late 1970s and 1980s, however, made tender offers so prevalent, and their abuses so apparent, that state governments enacted a series of anti-takeover statutes and regulations. n2 n2 *See generally,* Edward F. Greene, "Regulatory and Legislative Responses to Takeover Activity in the 1980s: The United States and Europe," 69 *Tex. L. Rev.* 1539 (1991).

"First generation" anti-takeover statutes, which required advance filings and waiting periods before a tender offer could be initiated, spread rapidly until the Supreme Court concluded in 1982 that they violated the Commerce Clause. n3

n3 *Edgar v. MITE Corp.*, 457 US 624 (1982).

The "second generation" anti-takeover statutes were typically "control share" and/or "business combination" statutes. Control share statutes are designed to deny voting rights to shares purchased by an acquiring person who has exceeded certain thresholds of ownership. The 1987 Supreme Court decision upholding an Indiana control share statute in *CTS Corp. v. Dynamics Corp. of America* n4 led to the enactment of similar laws in other states.

n4 *CTS Corp. v. Dynamics Corp. of America,* 481 U.S. 69 (1987).

Business combination statutes, on the other hand, restrict mergers and other business combinations for a two to five year waiting period with acquirers who exceed certain thresholds of stock ownership without prior board approval. In addition, state statutes often require that business combinations after the waiting period comply with fair price provisions. n5 Because the second generation statutes tended to depend upon whether board approval had been obtained prior to a purchase, the pressure point in tender offers shifted to efforts to compel the board to approve the purchase, such as proxy solicitations to remove the directors coupled with the tender offer.

n5 Fair price provisions require bidders to pay all the highest price the bidder paid for the securities acquired during a defined time period to sellers who choose to participate in any tier of a multi-tier tender offer. In so doing, fair price provisions eliminate the coercive advantage bidders retain in a multi-tier tender offers, thereby making such offers less attractive.

## Shareholder Rights Plans and the Business Judgment Rule

A significant shift in takeover defense strategy occurred with the introduction and widespread judicial acceptance of shareholder rights plans, or "poison pills," which have now been adopted by a substantial majority of exchange-traded companies. Rights plans, in all of their variations, involve the distribution to a company's shareholders of share purchase rights that are inseparable from the company's common shares until a triggering event, such as a tender offer, occurs. If a change of control, such as the acquisition by an acquiring person of 15 percent of the company's stock, were to occur while the rights remain outstanding, they would separate from the common shares and their terms would change (for all shareholders other than the acquiring person, whose rights would become valueless) into the right to purchase a quantity of common or preferred shares or other securities, normally having a fair market value equal to twice the exercise price.

Because any acquiring person would be diluted to a ruinous extent by the other shareholders' exercises of their rights, no acquirer has ever triggered a rights plan. n6 Takeover battles involving rights plans invariably end by: (1) A negotiated resolution; (2) A court order forcing the target company to withdraw its rights plan to permit the offer to proceed; or (3) The denial of judicial relief, in which case the offeror is stymied. At their best, rights plans have given boards of directors time and breathing room to obtain advice and to carefully consider the company's options. Studies have shown that even when shareholder rights plans do not prevent a hostile takeover, they are "reliably associated with higher takeover premiums for selling shareholders," n7 because they encourage the bidder to negotiate any proposed acquisition with the incumbent board rather than attempt to coerce individual shareholders to accept a relatively low tender offer.

n6 *See generally,* Greene, *supra* note 21.

n7 *See* Theodore N. Mirvis and Andrew Nussbaum, Takeover Law and Practice 1999, 11th Tulane Corporate Law Institute (1999), *citing* "R. Comment & G. Schwert, Poison or Placebo? Evidence on the Deterrence and Wealth Effects of Modern Anti-takeover Measures," 39 *Journal of Financial Economics* 1, 52 (1995).

## The Business Judgment Rule and Delaware Law

Prior to the 1980s, directors could rely on the "business judgment rule" to protect them from liability for their actions so long as a reasonable basis could be inferred for the actions. n8 The business judgment rule would, for example, permit the directors of a company facing a tender offer to refuse to withdraw its rights plan, regardless of how attractive the offer might be to its shareholders, without fear of personal liability.

n8 *See* Sanford Krieger, The "Just Say No" Defense, Outline prepared for the Second Annual Symposium on Mergers and Acquisitions (March 17, 1989), *citing Aronson v. Lewis,* 473 A.2d 805 (Del. 1984).

Delaware courts, among those of other states, found this to be an inherent conflict between the directors, who may wish to retain power and its perquisites for their own sake, and that of the company's shareholders. They began to apply a standard of heightened scrutiny to the actions of directors in change of control situations, and to limit the availability of the business judgment rule to protect directors from liability in those situations. n9 Delaware law further developed to require that, when directors determine that a change of control is inevitable, their sole duty is to engage in transactions that will achieve the highest price possible for shareholders. n10 In such a "*Revlon*" situation, Delaware courts may review directors' conduct for "entire fairness," which requires that directors exhibit both procedural and substantive fairness in their dealings on behalf of the corporation. n11 The law in Delaware and in many states that follow Delaware gradually developed so as to restrict the discretion of a board of directors to "just say no" to a cash tender offer, at a premium over the market price of the company's shares, which is made for all of the company's shares.

n9 *See Unocal Corp. v. Mesa Petroleum Co.,* 493 A.2d 946 (Del. 1985).

n10 *See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.,* 506 A.2d 173 (Del. 1986).

n11 *See Paramount Communication Inc. v. QVC Network, Inc.,* 637 A.2d 34, 45 (Del. 1994).

The trend toward increasing the personal liability of directors has led to such "third generation" anti-takeover statutes as: (1) Expanded constituency statutes, which authorize target directors to consider a variety of factors in evaluating takeover bids, such as the long term interests of the corporation, its shareholders, its employees, and the local community; and (2) Director indemnification and exculpation statues, which permit charter amendments that limit the personal liability of directors for breach of their duty of care.

## The Unsolicited Takeover Act

The third generation statutes attempt to protect directors at the point at which Delaware law exposes them to the greatest risk, by insulating them from attacks on the exercise of their judgment. Maryland's new legislation extends this statutory approach to its logical conclusion, boldly extending broad protections to incumbent directors and management. The Act includes both provisions that apply to all Maryland corporations and real estate investment trusts (REITs) without any enabling actions, and provisions that allow certain Maryland corporations and REITs to opt into designated charter and bylaw provisions without shareholder approval.

## Provisions of General Application

Certain provisions of the Act, Which apply to all Maryland corporations and REITs, allow directors more flexibility in handling hostile bidders and make it more difficult for shareholders to effect a director's removal for cause based on a claim of breach of duty of loyalty or fiduciary duty in evaluating a bid.

*Expanded constituency provision*. The Act permits a company's articles of incorporation to include an expanded constituency provision that allows consideration of stockholders, employees, suppliers, customers, and creditors of the corporation as well as the communities in which the company's offices or facilities are located. In addition, the Act provides that the inclusion or omission of an expanded constituency clause does not create an inference as to which constituencies the board may or may not consider in evaluating a bid. Combined, these two provisions entitle, but do not require, a board to consider both short-term and long-term effects of a bid on stakeholders other than shareholders without an express charter provision and without violating its duty to the corporation and its shareholders.

The Maryland expanded constituency provision stops short of the Pennsylvania law, which allows boards to place greater weight on the interests of other constituencies than they do on the interests of shareholders. n12 It nonetheless supports directors in a decision to reject an offer because of the effect that the acquisition would have on non-stockholder constituencies, or to accept a lower priced offer that the directors believe is more favorable to all of the company's constituencies.

n12 Peter Behr, "Maryland's Hostile-Takeover Defense; Proposal Aims to Fight Corporate Raiders; Shareholder Advocates Unconvinced," *Washington Post,* Feb. 25, 1999, at E1.

*Shareholder rights plans and slow-hand provision*. The Act codifies a 1989 decision that upheld shareholder rights plans under Maryland law. n13 It validates shareholder rights plans, and grants authority solely to directors to set the terms and conditions of and issue rights, options, and warrants under such a plan.

n13 *Realty Acquisition Corp. v. Property Trust of America*, Fed. Sec. L. Rep. (CCH) 95245 (Oct. 27, 1989).

Further, the Act provides that directors elected after a plan has been adopted are limited in their power to vote to redeem, modify or terminate the rights available under the plan for a period of up to 180 days after they become directors. This provision mimics the so-called "dead hand" or "slow-hand" provisions that companies in recent years had added to their rights plans, hoping to prevent proxy contests for control in which a successor board of directors would redeem the company's rights plan to permit a tender offer to go forward. Delaware courts first struck down the so-called "dead hand" provisions, n14 then struck down the compromise "slow hand" provisions. n15 In contrast, the Maryland legislature actually includes a "slow hand" provision in the Act, and makes it applicable to all Maryland corporations with rights plans.

n14 *See Carmody v. Toll Bros., Inc.*, C.A. No. 15983 (Del. Ch. July 24, 1998, revised Aug. 4, 1998).

n15 *See Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998).

*"Just say no" defense and the business judgment rule restored.* The Act also establishes that what is commonly referred to as the "just say no" defense is available to directors in Maryland. By specific reference, n16 the Act rejects the Delaware courts' heightened scrutiny of directors' decisions to reject tender offers. The Act states explicitly that Maryland directors' actions will be measured under the business judgment rule and "may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director." n17

n16 *See Unocal supra* note 8.

n17 In newly amended Md. Code Ann., Corps. & Ass'ns § 2-405.1 (F) (1999), the Act states "an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director."

Further, by statute, directors are not required to "accept, recommend, or respond on behalf of the corporation to any proposal" by a person seeking to acquire control of the corporation. Moreover, the board is under no duty to authorize the corporation to "redeem, modify, or render inapplicable any rights under a stockholder rights plan." n18 More specifically, directors have no duty to act or fail to act solely because of the effect such act or omission may have on a potential acquisition or because of the amount of any proposed consideration to be paid in an offer. Finally, the Act establishes the presumption that the directors' actions satisfy their duty to act in the best interests of the corporation. n19

n18 Md. Code Ann., Corps. & Ass'ns § 2-404 (1999).

n19 Md. Code Ann., Corps. & Ass'ns § 2-405.1 (1999).

*Special shareholder meeting and advance notice provisions.* A hostile acquirer will want to call a special meeting of shareholders as soon as possible to remove the directors, or to effect a merger or other corporate action. Corporations often seek in their articles or bylaws to limit shareholders' rights to call a special meeting. Under the Act, shareholders of corporations that do *not* elect to be subject to the "opt-in" provisions of the Act may only call a special meeting upon the "written request of stockholders entitled to cast at least twenty-five percent of all the votes entitled to be cast at the meeting." For shareholders of corporations that elect to be subject to the "opt-in" provisions of § 3-805, this threshold is increased to a majority of all votes entitled to be cast at the meeting, *regardless of any charter or bylaw provision to the contrary.*

In addition, under the Act the board alone sets: (1) The record date for determining stockholders entitled to request a meeting; (2) The record date for determining the number of shares entitled to vote at the meeting; and (3) The date, time and place of the meeting. Further, under the Act, a company's bylaws or charter may contain provisions requiring shareholders to give up to 90 days advance notice of any nomination or proposal they intend to present at any meeting. n20 Procedural powers like these can be of great significance. In a hostile bid by Hilton Hotels against ITT Corp. in 1997, the board's ability to set the meeting date far enough in the future enabled the board to gain enough time to restructure the company, create a staggered board and introduce a poison pill, thereby essentially preventing the Hilton bid. n21

n20 In the case of special meetings, the provision may require up to 90 day's notice prior to the date of the meeting. In the case of annual meetings, the 90 day advance period may be calculated from two different dates, both related to the prior year's annual meeting.

n21 *Hilton Hotels Corp. v. ITT Corp.*, 116 F.3d 1485 (9th Cir. Nev. 1997); *aff'g* 962 F. Supp. 1309 (D. Nev. 1997).

Opt-in Provisions

The Act permits certain companies to opt for additional takeover protection. To be eligible, companies must: (1) Have a class of equity securities registered under the Securities Exchange Act of 1934; (2) Have at least three directors who are not officers, employees, acquiring persons, or directors, officers or affiliates of acquiring persons at the stipulated time; and (3) Elect, via charter or bylaw provision or board resolution, to be subject to any or all of the provisions of the applicable subtitle. n22 These opt-in provisions include the heightened threshold for shareholders to require a special meeting that was described above and protection of incumbent directors through staggered boards and restrictive guidelines for director removal.

n22 The Act also provides that such companies may expressly prohibit themselves from being able to opt-in to these provisions at a later date.

The Act provides that companies that opt-in to the staggered board provision shall create three classes of directors, one of which will be elected each year and each of which will hold office for three year terms. n23 Effectively, opting into this type of staggered board would enable a company to stave off a hostile bidder from controlling the board for up to two years. The Act also permits companies to opt for provisions: (1) Requiring a two-thirds vote of the stockholders entitled to vote in the election of directors for removal of a director; and (2) Providing that directors of any company with a staggered board may be removed only for cause. All of these provisions may be adopted by the board of directors without shareholder approval and even if contrary to the company's existing articles of incorporation.

n23 The Act provides that the initial three classes will have less than three year terms in order to initiate the staggered board.

## The Pennsylvania Experience

The likely effect of the Maryland Act might be seen in the experience of Pennsylvania, which often has been cited as the state with the nation's toughest anti-takeover laws. n24 As noted above, for example, Pennsylvania's expanded constituency statute permits directors to hold the interest of such other constituencies above that of shareholders. In addition, after a 1990 amendment, Pennsylvania's expanded constituency statute became one of a very small minority to include a disgorgement clause. Under this disgorgement section, any profits derived by an unsuccessful bidder from the sale of stock of the target corporation within two years of the purchase of the control shares must be reimbursed to the corporation. n25

24 *See* Behr, *supra* note 12.

n25 *See* 15 PA Cons. Stat. Ann. § § 2571-2576.

Pennsylvania's pro-management bent is not purely statutory. In *AMP v. Allied Signal,* n26 a Pennsylvania court upheld a continuing director provision that was parlayed into a "no-hand" provision in an effort to thwart a hostile bidder's efforts to redeem AMP's poison pill. In reaching this decision, the court found that a Pennsylvania board has no specific duty to shareholders above or beyond those owned to other constituencies referenced in the statute.

n26 *AMP v. Allied Signal Corp.,* 1998 U.S. Dist. LEXIS 15617 (E.D. Pa. Oct. 8, 1998).

Commentators give Pennsylvania's strong anti-takeover laws mixed reviews. On the one hand, these laws have enabled Pennsylvania to retain the incorporation of some major companies. On the other hand, some say they cause a loss of shareholder control by granting excessive power to directors, diminishing shareholder values, hindering friendly takeovers, and failing to prevent hostile takeovers, and failing to prevent hostile takeovers. Ironically, in a hostile bid by Norfolk Southern Corporation against Conrail, Inc. in 1996, commentators cited several aspects of the Pennsylvania anti-takeover law as contributing to the relative success of Norfolk's offer. n27

n27 *See generally,* David N. Hecht, "The Little Train that Couldn't: Did the Pennsylvania Anti-Takeover Statute Fail to Protect Conrail from a Hostile Suitor?," 66 *Fordham L. Rev.* 931. Hecht suggests that the bid was successful to the extent that Norfolk, Conrail, and CSX, a party with whom Conrail was engaged in a friendly merger plan at the time of Norfolk's bid, ultimately settled on a plan that allowed the merger of Conrail and CSX but provided Norfolk with significant Conrail routes that undermined the intent of the Conrail/CSX merger.

## Prospects for the Act

The Maryland Economic Development Commission proposed the Act to help it attract, retain and support the creation of businesses and jobs in Maryland. n28 The bill received broad support from organizations such as the Maryland Chamber of Commerce, the Maryland Bankers Association and the Maryland Bar Association's corporate laws committee, but was opposed by shareholder activists and institutional investors. n29

n28 Maryland Economic Dev. Comm'n, Comments on SB 169 Corporations and Real Estate Investment Trusts -- Unsolicited Takeovers (Feb. 25, 1999).

n29 *See generally* Behr, *supra* note 12.

The ultimate question is whether the Act will be successful in attracting and retaining corporations. Delaware consistently attracts a majority of new incorporations even though its anti-takeover laws do not favor management. States expressly seeking to gain revenue by attracting the incorporation of new companies tend to emulate the Delaware model, n30 as Maryland generally has. Further, when Pennsylvania adopted its stringent anti-takeover laws, at least ninety-nine public companies incorporated in Pennsylvania immediately opted out of the new provisions to appease institutional investors. n31

n30 *See* Marlon Millner, "Corporate Haven, D.C.?," 17 *Washington Business Journal* 25, No. 43 (Feb. 26, 1999). *Also note,* Nevada has the second largest number of incorporations and its corporate laws essentially replicate Delaware's, but Nevada has eliminated many corporate taxes.

n31 *See* Sarah S. Nickerson, "The Sale of Conrail, Pennsylvania's Anti-Takeover Statutes versus Shareholder Interests," 72 *Tul. L. Rev.* 1369 (1998).

Institutional shareholder activism has only increased in recent years, to the point that union shareholders of Fleming Companies and Harrah's Entertainment have attempted to introduce bylaws eliminating shareholder rights plans. At least one state that does not expressly authorize shareholder rights plans has upheld these types of bylaws. n32 Some commentators are of the view that in states that expressly authorize such plans, any attempt by shareholders to adopt bylaws of this type will likely be disapproved by the courts. Institutional shareholders, however, have only begun to explore ways of attacking rights plans through shareholder votes, and the statute provides no blanket defense against the company's own shareholders. While the Maryland law expressly authorizes shareholder rights plans, it would be a mistake to think that Maryland corporations are therefore insulated against the exercise of shareholder democracy rights by institutional shareholders seeking to limit the use of rights plans.

n32 *See International Brotherhood of Teamsters Gen. Fund v. Fleming Cos.*, 1999 OK 3 (Okla. Jan. 26, 1999).

Conclusion

Maryland has maintained a modern and well-drafted corporations law. Its recent bold step to protect incumbent directors and management, especially at a time when Delaware law had swung in the opposite direction, should be applauded by Maryland corporations, their directors and counsel. Non-Maryland corporations should take heed.

LOAD-DATE: September 22, 1999

**MARYLAND 1995 SESSION LAWS**
**REGULAR SESSION**



Additions are indicated by <<+ Text +>>; deletions by <<- Text ->>. Changes in tables are made but not highlighted.

Ch. 564
H.B. No. 749
REAL PROPERTY--INVESTMENT TRUSTS

AN ACT concerning

Real Estate Investment Trusts

FOR the purpose of requiring a real estate investment trust to state its name in its declaration of trust; requiring a real estate investment trust to state the number of trustees and the names of the initial trustees instead of the name and address of each trustee in its declaration of trust; authorizing a real estate investment trust to provide in its declaration of trust that the board of trustees of the trust may amend the declaration to increase or decrease the number of shares that the trust may issue; providing that certain rights, restrictions, and terms or conditions relating to shares of a real estate investment trust may be made dependent upon certain facts and to vary among holders of shares under certain circumstances; altering the manner in which a trustee of a real estate investment trust may be removed; altering the manner in which the declaration of trust of a real estate investment trust may be amended; altering the definition of "business trust"; clarifying language; making stylistic changes; and generally relating to real estate investment trusts.

BY repealing and reenacting, with amendments,

Article--Corporations and Associations

Section 8-202(b), 8-203, 8-501, and 8-501.1(a)(2)

Annotated Code of Maryland

(1993 Replacement Volume and 1994 Supplement)

BY repealing and reenacting, without amendments,

Article--Corporations and Associations

Section 8-501.1(a)(1)

Annotated Code of Maryland

(1993 Replacement Volume and 1994 Supplement)

BY adding to

Article--Corporations and Associations

Section 8-205

Annotated Code of Maryland

(1993 Replacement Volume and 1994 Supplement)

SECTION 1. BE IT ENACTED BY THE GENERAL ASSEMBLY OF MARYLAND, That the Laws of Maryland read as follows:

Article--Corporations and Associations

<< MD CORP & ASSNS § 8-202 >>

8-202.

(b) The declaration of trust shall:

(1) Indicate clearly that the trust is a real estate investment trust;

<<+(2) State the name of the trust;+>>

<<-(2)->><<+(3)+>> State the total number of shares which the real estate investment trust has authority to issue;

<<-(3)->><<+(4)+>> Provide for an annual meeting of shareholders after the delivery of the annual report, at a convenient location and on proper notice;

<<-(4)->><<+(5)+>> Provide for the election of trustees at least every third year at an annual meeting of shareholders;

<<-(5) Provide for the removal of a trustee at any time by the affirmative vote of the holders of two thirds of the shares;->>

(6) State the <<-name and address of each trustee->> <<+number of trustees and the names of those persons who will serve as trustees until the first meeting of shareholders and until their successors are elected and qualify or such later time as may be specified in the declaration of trust+>>;

(7) State the name and address of a resident agent of the real estate investment trust in the State; <<+and+>>

(8) <<-Provide that the declaration of trust may not be amended except as provided in § 8-501 of this title; and->>

<<-(9)->> If the shares are divided into classes as permitted by § 8-203 of this subtitle, provide a description of each class, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends <<+or distributions+>>, qualifications, and terms and conditions of redemption.

<< MD CORP & ASSNS § 8-203 >>

8-203.

(a) A real estate investment trust may provide by its declaration of trust:

(1) That any specified class of shares is preferred over another class as to its distributive share of the assets on voluntary or involuntary liquidation of the real estate investment trust and the amount of the preference;

(2) That any specified class of shares may be redeemed at the option of the real estate investment trust or of the holders of the shares and the terms and conditions of redemption, including the time and price of redemption;

(3) That any specified class of shares is convertible into shares of one or more other classes and the terms and conditions of conversion;

(4) That the holders of any specified securities issued or to be issued by the real estate investment trust have any voting or other rights which, by law, are or may be conferred on shareholders;

(5) For any other preferences, rights, restrictions, including restrictions on transferability, and qualifications not inconsistent with law; <<-and->>

(6) That the board of trustees may classify or reclassify any unissued shares

from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends <<+or distributions+>>, qualifications, or terms or conditions of redemption of the shares; <<+and+>>

<<+(7) That the board of trustees may amend the declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class that the trust has authority to issue.+>>

(b) If, under a power contained in the declaration of trust, the board of trustees classifies or reclassifies any unissued shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends <<+or distributions+>>, <<-qualifications->> <<+qualifications,+>> or terms or conditions of redemption, the board, before issuing any of the shares, shall file articles supplementary for record with the Department which shall include:

(1) A description of the shares, including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends <<+or distributions+>>, qualifications, and terms and conditions of redemption, as set or changed by the board of trustees; and

(2) A statement that the shares have been classified or reclassified by the board of trustees under the authority contained in the declaration of trust.

<<+(c)(1) In this subsection, "facts" includes the occurrence of any event, including a determination or action by any person or body, including the real estate investment trust.+>>

<<+(2) Any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, or terms or conditions of redemption of any class or series of shares may be made dependent upon facts ascertainable outside the declaration of trust and may vary among holders of the shares, provided that the manner in which such facts or variations will operate upon the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, or terms or conditions of redemption of such class or series of shares is clearly and expressly set forth in the declaration of trust.+>>

<<-(c)->><<+(d)+>> If the real estate investment trust has authority to issue shares of more than one class, the certificate evidencing the shares shall contain on its face or back a full statement or summary of:

(1) The designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends <<+or distributions+>>, qualifications, and terms and conditions of redemption of the shares of each class which the real estate investment trust is authorized to issue; and

(2) If the real estate investment trust is authorized to issue any preferred or special class in series:

(i) The differences in the relative rights and preferences between the shares of each series to the extent they have been set; and

(ii) The authority of the board of trustees to set the relative rights and preferences of subsequent series.

<<-(d)->><<+(e)+>>(1) A summary of the information required by subsection <<-(c)->> <<+(d)+>> of this section, as included in a registration statement permitted to become effective under the federal Securities Act of 1933, is an acceptable summary for the purposes of this section.

(2) Instead of a full statement or summary, the certificate may state that the real estate investment trust will furnish a full statement of the information required by subsection <<-(c)->> <<+(d)+>> of this section to any holder of shares on request and without charge.

<<-(e)->><<+(f)+>> Unless the declaration of trust provides otherwise, the trustees of a real estate investment trust may authorize the issue of some or all of the shares of any or all of its classes or series without certificates. The authorization does not affect shares already represented by certificates until they are surrendered to the real estate investment trust. At the time of issuance or transfer of shares without certificates, the real estate investment trust shall send the shareholder a written statement of the information required on certificates by subsection <<-(c)->> <<+(d)+>> or <<-(d)->> <<+(e) of this section+>>. The information may be included in any statement provided pursuant to § 8-408 of the Commercial Law Article.

<< MD CORP & ASSNS § 8-205 >>

<<+8-205.+>>

<<+Unless the declaration of trust provides otherwise, the shareholders of a real estate investment trust may remove any trustee, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of trustees.+>>

<< MD CORP & ASSNS § 8-501 >>

8-501.

(a) Except as provided in § 8-202(c) <<+or § 8-203(a)(7)+>> of this title <<-or subsection (b) of this section->>, a declaration of trust may be amended only <<-by the affirmative vote or written consent of the holders of at least two thirds of the shares->> <<+as provided in this section+>>.

<<+(b) The board of trustees of a real estate investment trust proposing an amendment to its declaration of trust shall:+>>

<<+(1) Adopt a resolution which sets forth the proposed amendment and declares that it is advisable; and+>>

<<+(2) Direct that the proposed amendment be submitted for consideration at either an annual or a special meeting of the shareholders.+>>

<<+(c)(1) Notice which states that a purpose of the meeting will be to act upon the proposed amendment shall be given by the real estate investment trust in the manner required by its declaration of trust or bylaws to:+>>

<<+(i) Each shareholder entitled to vote on the proposed amendment; and+>>

<<+(ii) Each shareholder not entitled to vote on the proposed amendment if the contract rights of the shareholder's shares, as expressly set forth in the declaration of trust, would be altered by the amendment.+>>

<<+(2) The notice shall include a copy of the amendment or a summary of the changes it will affect.+>>

<<+(d) The proposed amendment shall be approved by the shareholders of the real estate investment trust by the affirmative vote of two thirds of all the votes entitled to be cast on the matter.+>>

<<-(b)->><<+(e)+>> A declaration of trust may permit the trustees by a two-thirds vote to amend provisions of the declaration of trust from time to time to qualify as a real estate investment trust under the Internal Revenue Code or under this title.

<<-(c)->><<+(f)+>> <<-Each->> <<+Articles of+>> amendment <<-to the declaration of trust->>, <<+setting forth the amendment and stating the manner in which it was approved,+>> shall be signed and acknowledged by at least a majority of the trustees, or an officer duly authorized by at least a majority of the trustees, and filed with the Department.

<< MD CORP & ASSNS § 8-501.1 >>

8-501.1.

(a)(1) In this section the following words have the meanings indicated.

(2) "Business trust" means an unincorporated trust or association, including a Maryland real estate investment trust, a common-law trust, or a Massachusetts trust, which is engaged in business and in which property is acquired, held, managed, administered, controlled, invested, or disposed of <<-by trustees->> for the benefit and profit of any person who may become a holder of a transferable unit of beneficial interest in the trust.

SECTION 2. AND BE IT FURTHER ENACTED, That this Act shall take effect October 1, 1995.

Approved May 25, 1995.

MD LEGIS 564 (1995)

END OF DOCUMENT

SEIU
Stronger Together

ANDREW L. STERN
International President
ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President
ELISEO MEDINA
Executive Vice President
TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org



February 26, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Prologis Trust to omit shareholder proposal submitted by the Service Employees International Union

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to Prologis Trust ("Prologis" or the "Company"). The Proposal requests that Prologis's board take the necessary steps to change the Company's jurisdiction of incorporation from Maryland to Delaware.

In a letter to the Commission dated January 18, 2002 (the "No-Action Request"), Prologis stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders. Prologis argues that the Proposal is excludable pursuant to Rule 14a-8(i)(1), as an improper subject for shareholder action under Maryland law, because it usurps the power of the Company's trustees to initiate such a reincorporation. Prologis also urges that the Proposal may be omitted under Rule 14a-8(i)(3) because it contains false or misleading statements that violate Rule 14a-9. With the exceptions noted below, Prologis has failed to meet its burden of proving its entitlement to rely on either of those exclusions.

**Improper Subject for Shareholder Action**

Prologis contends that the Proposal's subject is an improper one for actions by shareholders under Maryland law because that law provides that reincorporation may be accomplished only by a merger of Prologis with a Delaware entity that is permitted to elect to be treated as a realestate investment trust ("REIT") under the Internal Revenue Code. Such a merger may be approved, Prologis says, citing section 8-501.1(d) of the Maryland REIT law, only if the trustees pass a resolution approving the transaction's terms and then submit the transaction to a vote of shareholders. Prologis interprets the Proposal as putting the cart before the horse; that is, accomplishing the second part of that process before the first part has occurred.

Prologis overlooks the fact that the Proposal is non-binding and thus could not possibly be attempting to effect the shareholder approval contemplated by section 8-501.1(d). The precatory nature of the Proposal is clear from its wording—the Proposal states that the Company's shareholders "urge" the board of trustees to take the actions necessary to change the jurisdiction of incorporation. It is also evident from the fact that the Proposal does not propose any particular transaction but rather broadly asks the board to take the necessary steps toward reincorporation. Put another way, a vote on the Proposal would communicate shareholder sentiment to Prologis's board but would not purport to effect the final approval of any transaction or cause the Company's reincorporation.

The Staff has rejected Prologis's argument in a similar context, recognizing that non-binding proposals may ask the board to initiate a process that culminates in shareholder approval. In TRW, Inc. (available Feb. 11, 1999), the proponent submitted a non-binding proposal asking the board to take all necessary steps to amend the company's governing instruments to declassify the board. TRW argued that under Ohio law, only the shareholders could approve such a charter amendment. The proponent countered that the proposal was non-binding and that the board had the power to initiate the amendment and recommend that shareholders vote in favor of it. The Staff denied no-action relief.

Here, as in TRW, the Proposal is non-binding and requests the board to take action to bring about the desired result. Accordingly, the Proposal does not disrupt Maryland's statutory scheme for effecting reincorporations and is not excludable pursuant to Rule 14a-8(i)(1).

**False or Misleading Statements**

Prologis complains about a range of statements in the Proposal's supporting statement regarding Maryland's corporate laws, urging that these statements require exclusion under Rule 14a-8(i)(3).

First, Prologis objects to the quotation of material critical of the 1999 Unsolicited Takeovers Act (the "Act") from an article in the September 1999 issue of Insights, arguing that the material was taken out of context and is thus misleading. Specifically, Prologis asserts that the article's author, after describing different opinions on the subject, ultimately concludes that the Act was a positive step.

But the Proposal does not quote the material from Insights to support the proposition that the author or Insights is hostile to the Act. Rather, the Proposal uses the quotation to bolster its assertions that (1) Maryland law is different from Delaware law and the difference lies in the greater insulation Maryland law affords to incumbent directors and management, and (2) the Act has been criticized by institutional investors and shareholder activists, who believe it excessively entrenches managements. That the quoted material serves these purposes is clear from the prior paragraph, which states that the Act increased anti-takeover protections for Maryland corporations and "eroded important shareholder rights." Prologis may use its statement in opposition to inform shareholders of what it—and perhaps the author of the Insights article—see as the positive aspects of the Act and Maryland corporate law in general.

On a related note, Prologis urges that the substance of the quoted material is also misleading, focusing on the statement that the Act offers incumbent trustees and management "unqualified protection." Prologis states that Maryland law does not in fact provide "unqualified" protection but rather does not require the heightened scrutiny imposed under Delaware in the takeover context. It is clear from the quoted material, however, which uses the word "seemingly" before the phrase "unqualified protection," that the characterization of directors' and officers' duties is an opinion—the author is commenting on the way some have perceived the effect of the Act's revision of section 2-405.1(f) of the Maryland General Corporation Law, which provides that directors are not subject to higher duties in the takeover context.

Third, Prologis points to a reference in the supporting statement to a uniform resource locator for a web site, at www.reform-reits.org. Because that web site is still under construction, SEIU is willing to remove the reference from the Proposal.

Fourth, Prologis objects to the statement that "Delaware law [,unlike Maryland law,] does not contain a 'stakeholder' provision." Prologis argues that Delaware case law, in particular the decision in Unocal Corporation v. Mesa Petroleum Co., permits a board to consider the interests of non-shareholder constituencies. SEIU believes that statutory law stands on a different footing from case law, whose applicability may be confined to a particular set of facts. However, because the Proposal focuses on statutory law, SEIU is willing to clarify the Proposal to make clear that the comparison is between the two states' corporate law statutes.

Fifth, Prologis complains about the language in the supporting statement describing the ability of the board, without shareholder approval, to classify the board of trustees, require a two-thirds vote for the removal of trustees and give the board sole power to fill board vacancies, even if the declaration of trust provides otherwise. Prologis notes that its declaration of trust already contains such provisions, and that the Proposal thus misleadingly suggests that Prologis could contravene its declaration of trust to adopt those kinds of provisions.

However, Prologis's declaration of trust is not set in stone. In the future, it could contain different provisions than it contains today, perhaps as a result of shareholder urging. In that case, Prologis's board could indeed take the actions outlined in the Proposal, contravening the declaration of trust and unilaterally imposing less shareholder-friendly governance provisions. Accordingly, the discussion of these provisions in the Proposal is not irrelevant to Prologis and is not misleading.

Finally, Prologis points out that the provision of the Maryland General Corporation Law permitting the board to amend the charter to increase the number of authorized shares was not added by the Act, as the Proposal states, but rather has been in effect since 1995. SEIU does not object to revising the Proposal to clarify that the provision in question was not added by the Act. delete

If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. We appreciate the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Director, SEIU Capital Stewardship Program

cc: Edward S. Nekritz
Senior Vice President and General Counsel
Prologis Trust
Fax # 303-576-2761

# MAYER, BROWN, ROWE & MAW

190 SOUTH LA SALLE STREET

CHICAGO, ILLINOIS 60603-3441

MICHAEL T. BLAIR
DIRECT DIAL (312) 701-7832
DIRECT FAX (312) 706-8108
mblair@mayerbrownrowe.com

MAIN TELEPHONE
(312) 782-0600
MAIN FAX
(312) 701-7711

RECEIVED
02 MAR -5 PM 5:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 4, 2002

By Fax and Overnight Mail
(202) 639-0991

Mr. Steve Abrecht
Director, SEIU Capital Stewardship Program
Service Employees' International Union AFL-CIO, CLC
1313 L Street, N.W.
Washington, D.C. 20005

Re: Shareholder Proposal Submitted by Service Employees' International Union

Dear Mr. Abrecht:

We have been notified that the Service Employees' International Union ("SEIU") has submitted a proposal that it wishes to be considered at the annual meeting of the shareholders of ProLogis Trust ("ProLogis"). You should understand that these proposals cannot be presented at the 2002 annual meeting of ProLogis's shareholders as they have not been presented in accordance with the requirements of ProLogis's Amended and Restated Bylaws (the "Bylaws").

As you were advised in the December 10, 2001 letter from Mr. Edward S. Nekritz of ProLogis to Ms. Anna Burger of SEIU (a copy of which is enclosed), shareholder proposals must be submitted in accordance with ProLogis's Bylaws. The correspondence received from SEIU dated November 28, 2001 and December 20, 2001 and two letters dated February 26, 2002 has not and does not comply with the applicable provisions of the Bylaws. In particular, the Bylaws require the notice of any proposals to be presented at an annual meeting of shareholders to be presented by a shareholder of record at the time of the giving of the notice. ProLogis has reviewed the share ownership records with its transfer agent and has determined that SEIU was not a shareholder of record as of the date of its purported notice or at any other time relevant for this purpose. The period in which any proposals by shareholders of record may properly be made for the 2002 annual meeting expired on February 16, 2002. Since SEIU's proposals will not be presented at the 2002 annual meeting, compliance with Rule 14a-8 with respect to any such proposals in inapplicable and SEIU's proposal will not be included in ProLogis's proxy statement for the 2002 annual meeting.

For these reasons, you are not eligible, and ProLogis will not permit you, to present any proposals to be considered at the 2002 annual meeting of ProLogis's shareholders.

Please do not hesitate to contact the undersigned at the above number to discuss the matter further.

Very truly yours,

Michael T. Blair

cc: Edward S. Nekritz

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Chief Counsel, Division of Corporate Finance

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

8105-1000

March 18, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance



Re: Intended Omission by ProLogis Trust of Proposal Submitted by Service Employees International Union

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to ProLogis Trust ("ProLogis" or the "Company"). The Proposal requests that ProLogis's board take the necessary steps to change the Company's jurisdiction of incorporation from Maryland to Delaware.

In a letter to the Commission dated January 18, 2002 (the "No-Action Request"), ProLogis stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders in reliance on Rule 14a-8(i)(1), because it usurps the power of the Company's trustees to initiate such a reincorporation, and Rule 14a-8(i)(3), because it contains false or misleading statements. SEIU responded to the No-Action Request by letter dated February 26, 2002 (the "No-Action Response"), and has not received notification of a decision by the Staff.

By letter dated March 4, 2002, ProLogis asserted for the first time that it is entitled to omit the Proposal from its proxy materials as a result of SEIU's failure to comply with provisions of ProLogis's bylaws. We write to seek clarification from the Staff and, if the Staff deems appropriate, enforcement action, in order to prevent ProLogis from excluding the Proposal from its proxy materials.

**Background**

Article I, Section L.1 of ProLogis's bylaws (the "Bylaws") provides, "(a) Nominations of persons for election to the Board and the proposal of business to be conducted by the Shareholders may be made at an annual meeting of Shareholders (i) pursuant to the Trust's notice of a meeting, (ii) by or at the direction of the Board or (iii) by any Shareholder of the Trust who was a Shareholder of record at the time of the giving of notice provided for in this Section 12(a)[1] and at the time of the annual meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 12(a)."

Article I, Section L.1(b) provides that the required notice must be provided no more than 120 days and no fewer than 90 days prior to the first anniversary of the prior year's annual meeting of shareholders, subject to exception if the 2002 meeting is moved significantly from the anniversary date. Because ProLogis's 2001 annual meeting was held on May 17, the notice period for the 2002 annual meeting would run from January 17 to February 16. Article I, Sections L.1(a) and (b) are hereinafter referred to as the "Notice Bylaw." (A copy of ProLogis's Bylaws is attached hereto as Exhibit A.)

By letter dated February 26, 2002, SEIU sent a notice of intention (the "SEIU Notice") to present a shareholder resolution, referencing Article I, section L of the Bylaws. (The SEIU Notice is attached hereto as Exhibit B.) SEIU furnished the SEIU Notice because a non-lawyer staff member had reviewed the Bylaws, seen the Notice Bylaw, and, incorrectly calculating the period as ending on February 26, sent the SEIU Notice. SEIU does not dispute that the SEIU Notice was (1) untimely and (2) defective because it was not furnished by the record owner of the ProLogis shares of which SEIU is the beneficial owner. However, by sending the SEIU Notice, SEIU did not intend to concede the applicability of the Notice Bylaw to the Proposal.

By letter dated March 4, 2002 (the "March 4 Letter"), ProLogis notified SEIU for the first time that the Proposal would be excluded from ProLogis's 2002 proxy materials because SEIU had failed to comply with ProLogis's Bylaws. (The March 4 Letter is attached hereto as Exhibit C.) The March 4 Letter is difficult to understand. It states:

> The correspondence received from SEIU dated November 28, 2001 and December 20, 2001 and two letters dated February 26, 2002 has [sic] not and does [sic] not comply with the applicable provisions of the Bylaws. In particular, the Bylaws require the notice of any proposals to be presented at an annual meeting of shareholders to be presented by a shareholder of record at the time of the giving of the notice. ProLogis has reviewed the share ownership records with its transfer

---

[1] The meaning of the Notice Bylaw's reference to "this Section 12(a)" is unclear. SEIU notes that, at least in the copy of the Bylaws it obtained from LEXIS-NEXIS, a "Section 13" and "Section 14" immediately follow Section L.3; however, there are no sections 1-12 in Article I or Section L.

agent and has determined that SEIU was not a shareholder of record as of the date of its purported notice or at any other time relevant for this period.

The correspondence referenced in the March 4 Letter breaks down as follows:

November 28, 2001 letter: from Anna Burger, Secretary-Treasurer of SEIU, to Edward S. Nekritz, Senior Vice President and General Counsel of ProLogis, submitting the Proposal to ProLogis (the "Submission Letter"; the Submission Letter is attached hereto as Exhibit D)

December 20, 2001 letter: from Steve Abrecht, Director, Capital Stewardship Program, SEIU, to Edward Nekritz (the "Proof of Ownership Letter"); this was the cover letter for a letter dated December 19, 2001 from Fatima Brooks-McCall, Vice President of SunTrust Securities, Inc., stating that it had held on SEIU's behalf the requisite amount of securities for the time period necessary to establish eligibility under Rule 14a-8 (the "SunTrust Letter"; the SunTrust Letter is attached hereto as Exhibit E)

February 26, 2002: the SEIU Notice

February 26, 2002: The only other correspondence dated February 26, 2002 is the No-Action Response (the No-Action Response is attached hereto as Exhibit F)

Thus, the March 4 Letter appears to assert several bases for exclusion, none of which was raised in the No-Action Request:

1. The Submission Letter was required to be sent by the record owner of the shares of ProLogis stock beneficially owned by SEIU. This argument is frivolous. Rule 14a-8 clearly contemplates submission of proposals by beneficial owners. See Exchange Act Release No. 12,598 (July 7, 1976) ("A proposal may be submitted not only by a record owner of a security of the issuer but also by a beneficial owner as well.").

2. The Proof of Ownership Letter was required to be sent by the record owner of the shares of ProLogis stock beneficially owned by SEIU. This argument simply makes no sense. The Proof of Ownership Letter accompanied the SunTrust Letter, which was itself sent by the record owner and confirmed SEIU's beneficial ownership of ProLogis shares.

3. The No-Action Response was required to be sent by the record owner of the shares of ProLogis stock beneficially owned by SEIU. This argument is also frivolous. If Rule 14a-8 permits a beneficial owner to submit and present a

shareholder proposal, it follows that the beneficial owner may defend that proposal against a no-action challenge.[2]

4. The Notice Bylaw applies to proposals submitted under Rule 14a-8 and, because the SEIU Notice was defective, the Proposal may be excluded.

When contacted by telephone on March 8, 2002, Michael Blair, ProLogis's outside counsel and the author of the March 4 Letter, explained that he believed ProLogis was permitted to impose procedural requirements on proposals submitted under Rule 14a-8. When asked why ProLogis had not sought no-action relief from the Staff on this basis, Mr. Blair replied that the Commission lacked jurisdiction over the question of the application of the Notice Bylaw to proposals submitted under Rule 14a-8. He also noted that at the time the No-Action Request was submitted, the notice period under the Notice Bylaw had not yet expired, so compliance was still possible. SEIU notes, however, that the No-Action Request has been pending for a month since the expiration of the notice period, giving ProLogis ample opportunity to supplement the No-Action Request.

## Analysis

ProLogis should not be permitted to impose additional procedural requirements, including the Notice Bylaw, on proposals submitted pursuant to Rule 14a-8. First, ProLogis's own proxy statement disclosure states clearly that the notice requirements of ProLogis's Bylaws do not apply to proposals timely submitted pursuant to Rule 14a-8:

> Any proposal by a shareholder of ProLogis intended to be presented at the 2002 annual meeting of shareholders must be received by ProLogis at its principal executive offices not later than December 11, 2001, for inclusion in ProLogis' proxy statement and form of proxy relating to that meeting.
>
> In addition, shareholders may present proposals which are proper subjects for consideration at an annual meeting, even if the proposal is not submitted by the deadline for inclusion in the proxy statement. To do so, the shareholder must comply with the procedures specified by Bylaws. The Bylaws require that all shareholders who intend to make proposals at an annual shareholders' meeting submit their proposals, including any required supporting information, to ProLogis during the period 90 to 120 days before the anniversary date of the previous year's annual meeting. To be eligible for consideration at the 2002 annual meeting, proposals which have not been submitted by the deadline for inclusion in the proxy statement must be received by ProLogis between January 17, and February 16, 2002.

[2] We believe it would be appropriate for the Staff to ascertain the extent to which ProLogis's exclusion of the Proposal rests on any of the bases contained in numbers 1 through 3 of this list. If ProLogis is indeed relying on any of these arguments, we ask that the Staff inform ProLogis that such arguments are frivolous and may not serve as the basis for excluding the Proposal. We also ask that appropriate enforcement action be taken in the event that ProLogis nevertheless excludes the Proposal in reliance on one of these bases.

(Definite Proxy Statement of ProLogis Trust filed on April 5, 2001) (emphasis added)

If ProLogis intended to apply the Notice Bylaw to all shareholder proposals—not just those that were not received in time to be included in ProLogis's own proxy statement—it needed to say so in its 2001 proxy statement. The application of the Notice Bylaw to the Proposal under these circumstances renders ProLogis's 2001 proxy statement disclosure misleading to shareholders.

More broadly, companies should not be allowed to erect additional procedural hurdles for shareholders seeking to exercise their rights under Rule 14a-8. SEIU does not object to the imposition of additional requirements like the Notice Bylaw, which have been upheld under state law in most circumstances, on the submission of proposals outside the Rule 14a-8 context.

However, allowing companies to impose such requirements on proposals submitted under Rule 14a-8 would thwart the purpose of the rule, add substantially to the complexity of the submission process and create traps for unwary shareholders, especially those who are less sophisticated. In the past, perhaps recognizing these considerations, the Staff has denied a request by a company for no-action relief based on non-compliance with an advance notice bylaw, and has rejected the attempt of another company to engraft onto Rule 14a-8 the more onerous eligibility requirements of the jurisdiction of the company's incorporation.

The shareholder proposal rule was originally conceived as a mechanism for ensuring that shareholders had a voice in the governance of public companies and were able to bring to other shareholders' attention matters of common interest. As Baldwin Bane, Director of the Corporation Finance Division, stated in 1945, "Speaking generally, it is the purpose of [the predecessor to Rule 14-8] to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation; that is, such matters relating to the affairs of the company concerned as are proper subjects for stockholders' action under the laws of the state under which it is organized." (Opinion of Baldwin B. Bane, contained in Exchange Act Release No. 3638 (Jan. 3, 1945))

Many commentators have stated that the Commission intended the shareholder proposal rule to foster "corporate democracy." (See, e.g., Alan R. Palmiter, "The Shareholder Proposal Rule: a Failed Experiment in Merit Regulation," 45 Ala. L. Rev. 879, 880 (1994); Eric A. Welter, "The Shareholder Proposal Rule: A Change to Certainty," 60 Geo. Wash. L. Rev. 1980, 1992 (1980)) The U.S. Court of Appeals for the D.C. Circuit stated:

> The clear import of the language, legislative history, and record of administration of section 14(a) is that its overriding purpose is to assure corporate shareholders the ability to exercise their right—some would say their duty—to control the important

decisions which affect them in their capacity as stockholders and owners of the corporation. . . . It could scarcely be argued that management is more qualified or more entitled to make these kinds of decisions than the shareholders who are the true beneficial owners of the corporation, and it seems equally plausible that an application of the proxy rules which permitted such a result could be harmonized with the philosophy of corporate democracy which Congress embodied in section 14(a) of the Securities Exchange Act of 1934. (Medical Committee for Human Rights v. SEC, 432 F.2d 659 (D.C. Cir. 1970), vacated as moot, 404 U.S. 403 (1972))

The Commission, in numerous revisions to Rule 14a-8, has been careful to balance the interests of shareholders and companies. The procedural requirements, in particular, have been crafted to avoid overly burdening companies while still affording shareholders the opportunity to put their proposals before their fellow shareholders. For example, when the Commission proposed in 1976 to limit each shareholder to two proposals per issuer and to limit proposal length to 300 words, it contended that such changes were necessary to prevent abuse of the process and ensure that shareholder proposals do not obscure other important matters in issuers' proxy materials. However, the Commission weighed those objectives against the harm to shareholders, going so far as to compile data on the average number and length of shareholder proposals. (See Exchange Act Release No. 12,598 (July 7, 1976)) Allowing companies to add their own, more stringent procedural requirements would disrupt this balance.

Importantly, the addition of notice requirements in the Rule 14a-8 context would not serve the purpose usually offered in support of such requirements. Companies generally defend advance notice bylaw provisions as necessary to ensure that companies are informed about all matters to be presented at shareholders' meetings, and to facilitate the orderly conduct of such meetings. When a shareholder has submitted a proposal 180 days prior to an annual meeting, as required under Rule 14a-8, the company already has notice of the shareholder's intent to raise the matter at the meeting. Requiring a second notice serves no legitimate purpose.

What it does do, though, is increase the possibility that a proposal will be omitted from the proxy statement, and that the shareholder will be prevented from presenting the matter at the meeting. Such a result is not consistent with the shareholder proposal rule's purpose.

In formulating Rule 14a-8's procedural requirements, the Commission has been sensitive to the possibility that shareholders, especially less sophisticated ones, will inadvertently fail to comply with a requirement. For instance, the requirement that issuers notify shareholders of certain deficiencies and afford an opportunity to cure recognizes the complex and technical nature of the rule while still expecting compliance by shareholders. (See, e.g., Exchange Act Release No. 12,598 (July 7, 1976) ("Subparagraph (a)(4) also would provide that in those instances in which a proponent fails to comply with either of the above requirements [proposal length and number] or with the 200-word limit on statements in support of a proposal, the management shall notify the proponent and provide him with a reasonable time to reduce the items submitted by him to the limits set forth in the rule. The provision is being proposed in the interest of fairness because the Commission recognizes that many proponents, due to a lack of awareness of the proposal limitations, may inadvertently exceed them at the time they submit their proposals."))

Shareholder confusion and non-compliance is especially likely where, as here, a procedural hurdle requires a shareholder to produce a notice from the record owner, which is almost always Cede & Co., the nominee of the Depository Trust Corporation. Obtaining such a notice from Cede & Co. requires a shareholder to determine the department or person at the shareholder's "street name" holder—generally a bank or brokerage—in charge of submitting instruction letters to Cede & Co. (Cede & Co. will not send a notice or other communication unless "instructed" to do so by the street name holder with which Cede & Co. has a business relationship.) Some street name holders may never have sent an instruction letter to Cede & Co., and thus there may be no employee familiar with the process. The instruction letter must be sent to and approved by Cede & Co. before that company will produce the requested notice. The shareholder must draft a notice for Cede & Co. that complies with the company's bylaws. Finally, Cede & Co. requires notices to be picked up at its lower Manhattan office; it will not take responsibility for mailing a notice, even to the beneficial owner on whose behalf the notice is being sent. These are onerous tasks for shareholders who may have no familiarity with corporate bylaws or the complex system of street name shareholding.

The Staff has addressed this issue once before, when presented by an issuer with a request for no-action relief. In Tyson Foods, Inc. (available Dec. 9, 1999), Tyson argued that a proposal was excludable pursuant to Rule 14a-8(i)(1) because the proponent had failed to comply with an advance notice bylaw requirement. The proponent responded that Tyson could not override the deadline requirement imposed in Rule 14a-8, characterizing the company's strategy as "at best legally creative and at worst a disingenuous effort to deny shareowners the access to the Company's proxy statement that Congress clearly intended." Tyson disagreed that Rule 14a-8 created a federal procedure for placing matters on an agenda for a corporation's shareholder meeting. The Staff sided with the proponent and denied Tyson's request for no-action relief.

Similarly, in Tyco International Ltd. (available Aug. 6, 1999), the company, which was incorporated in Bermuda, sought to exclude three proposals under Rule 14a-8(i)(1), claiming that Bermuda's eligibility requirements for shareholder proposals superseded the much less stringent eligibility requirements contained in Rule 14a-8. Bermuda law provided that shareholders may not place a matter on the agenda for a shareholders' meeting unless they hold 5% or more of the company's shares or the proposal is sponsored by at least 100 shareholders. The proponents contended that more stringent requirements imposed by the jurisdiction of a company's incorporation cannot override procedural requirements established by Rule 14a-8. Again, the Staff sided with the proponents.

It is appropriate for the Staff to decide in the first instance whether ProLogis may apply the Notice Bylaw to exclude the Proposal, despite the absence of a no-action request by ProLogis. The Commission is charged with carrying out Congress' purpose in enacting section 14(a) of the Securities Exchange Act, and the application of the Notice Bylaw to the Proposal would frustrate that purpose. Moreover, ProLogis's argument, although limited to advance notice bylaws, implicates a vast range of potential company-enacted procedural impediments—shorter proposal length limits, more stringent eligibility requirements, and higher resubmission thresholds, to name a few—which could swallow up Rule 14a-8 entirely. Assuming the Staff decides that the Notice Bylaw may not be applied to the Proposal, we ask that the Staff notify ProLogis of this view and advise ProLogis that it is not permitted to exclude the Proposal on this basis. We also ask the Staff to notify us regarding the action it has taken in this regard.

I would be pleased to be of further assistance to the Staff in this matter. If you have any questions or need anything further, please do not hesitate to call me on (202) 639-7612.

Very truly yours,

Steve Abrecht
Director, Capital Stewardship Program

# Exhibit A

COMPANY: PROLOGIS TRUST
CROSS-REFERENCE: SECURITY CAPITAL INDUSTRIAL TRUST
TICKER: PLD
EXCHANGE: NYS

FORM-TYPE: 10-Q
Exhibit 3. Articles of Incorporation and By-Laws

FILING-DATE: August 16, 1999

Full text Company info Other Return

Special Printing Instructions for this Document.

*************** **TEXT OF FILING** ***************

EXHIBIT 3.2
PROLOGIS TRUST
AMENDED AND RESTATED BYLAWS
June 24, 1999

ARTICLE I. MEETINGS OF SHAREHOLDERS

Section A. Place. All meetings of shareholders ("Shareholders") of ProLogis Trust (the "Trust") shall be held at the principal office of the Trust or at such other place as shall be stated in the notice of the meeting.

Section B. Special Meetings. Requests for special meetings shall state the purpose of such meeting and the matters proposed to be acted on at such meeting. The Secretary shall inform the requesting Shareholders of the reasonably estimated cost of preparing and mailing notice of the meeting and, upon payment to the Trust by such Shareholders of such costs, the Secretary shall give notice of the meeting. Unless requested by the Shareholders entitled to cast a majority of the votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of Shareholders held during the preceding twelve months.

Section C. Notice. Notice stating the place, date and time of the meeting and, in the case of a special meeting or as otherwise required by statute, the purpose or purposes for which the meeting is called, shall be given by the Secretary in the manner required by Maryland law not less than 10 nor more than 90 days before the day of the meeting. If mailed, notices of meetings of Shareholders shall be deemed to be given when deposited in the United States mail addressed to the Shareholder at his or her post office address as it appears on the records of the Trust, with postage thereon prepaid.

Section D. Scope of Notice. Any business of the Trust may be transacted at an annual meeting of Shareholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice.

Section E. Waiver of Notice. Whenever any notice of a meeting of Shareholders is required to be given pursuant to the Trust's Declaration of Trust (as amended, supplemented or restated from time to time, the "Declaration of Trust") or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the Shareholder or Shareholders entitled to such notice and filed with the records of Shareholders' meetings, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any Shareholder at any meeting in person or by proxy shall constitute a waiver of notice of such meeting, except where such Shareholder attends a meeting in person or by proxy for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section F. Organization. At every meeting of Shareholders, the Chairman of the Board, if there is one (or any Co-Chairman of the Board, if there is more than one), shall conduct the meeting or, in the case of vacancy in office or absence of the Chairman of the Board (or all Co-Chairmen of the Board), one of the following officers present shall conduct the meeting in the order stated: the Chief Executive Officer, the President, the Managing Directors in their order of rank and seniority, the Chief Operating Officer, the Chief Financial Officer, the Chief Investment Officer, the Vice Presidents in their order of rank and seniority, or a chairman chosen by the Shareholders entitled to cast a majority of the votes which all Shareholders present in person or by proxy are entitled to cast, shall act as chairman, and the Secretary, or, in his or her absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the chairman shall act as secretary. At any Shareholders' meeting, the chairman shall determine the construction or interpretation of these Bylaws, or any part thereof, and the

ruling of the chairman shall be final.

Section G. Quorum. If a quorum is not present at any meeting of the Shareholders, the Shareholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn such meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at such meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Section H. Proxies. A Shareholder may cast the votes entitled to be cast by the shares ("Shares") of the Trust owned of record by him, either in person or by proxy in any manner authorized by law by the Shareholder or by the Shareholder's agent. Such proxy shall be filed with the Secretary before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.



Section I. Voting of Shares by Certain Holders.

1. Shares Held by an Entity. Shares registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such Shares pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified

copy of such bylaw, resolution or agreement, in which case such person may vote such Shares. Any Trustee or other fiduciary may vote Shares registered in his or her name as such fiduciary, either in person or by proxy.

2. Shares Held by Certain Persons. Shares registered in the name of a person adjudged incompetent may be voted and all rights incident thereto may be exercised only by his guardian, in person or by proxy. Shares registered in the name of a deceased person may be voted and all rights incident thereto may be exercised only by his executor or administrator, in person or by proxy. Shares registered in the name of a minor may be voted and all rights incident thereto may be exercised by his guardian, in person or by proxy, or in the absence of such representation by his guardian, by the minor, in person or by proxy, whether or not the Trust has notice, actual or constructive, of the minority or the appointment of a guardian, and whether or not a guardian has in fact been appointed.

3. Shares Held by Two or More Persons. Shares registered in the names of two or more persons shall be voted or represented in accordance with the vote or consent of the majority of the persons in whose names the Shares stand. If only one such person is present in person or by proxy, he or she may vote all the Shares, and all the Shares standing in the names of such persons are represented for the purpose of determining a quorum. This procedure also applies to the voting of Shares by two or more administrators, executors, trustees or other fiduciaries, unless the instrument or order of court appointing them otherwise directs.

4. Shares Held by the Trust. Shares of the Trust directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding Shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding Shares at any given time.

5. Certifications of Beneficial Ownership. The Board of Trustees (the "Board") may adopt by resolution a procedure by which a Shareholder may certify in writing to the Trust that any Shares registered in the name of the Shareholder are held for the account of a specified person other than the Shareholder. The resolution shall set forth: the class of Shareholders who may make the certification; the purpose for which the certification may be made; the form of certification; the information to be contained in it; if the certification is with respect to a record date or closing of the Share transfer books, the time after the record date or closing of the Share transfer books within which the certification must be received by the Trust; and any other provisions with respect to the procedure which the Board considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the Shareholder of record of the specified Shares in place of the Shareholder who makes the certification.

Section J. Inspectors. At any meeting of Shareholders, the chairman of the meeting may, or upon the request of any Shareholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of Shares represented at the meeting based on their determination of the validity and effect of proxies, count all votes, report the results and perform such other acts as are proper to conduct the election and voting with impartiality and fairness to all the Shareholders. Each report of an inspector shall be in writing and signed by him or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of Shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section K. Action Without Meetings. Any action required or permitted to be taken at a meeting of Shareholders may be taken without a meeting if there is filed with the records of Shareholders' meetings a unanimous written consent which sets forth the action and is signed by each Shareholder entitled to vote on the matter and a written waiver of any rights to dissent signed by each Shareholder entitled to notice of the meeting but not entitled to vote at such meeting.

Section L. Nominations and Proposals by Shareholders.

1. Annual Meetings of Shareholders.

a) Nominations of persons for election to the Board and the proposal of business to be considered by the Shareholders may be made at an annual meeting of Shareholders (i) pursuant to the Trust's notice of a meeting,



(ii) by or at the direction of the Board or (iii) by any Shareholder of the Trust who was a Shareholder of record at the time of the giving of notice provided for in this Section 12(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 12(a).

b) For nominations or other business to be properly brought before an annual meeting by a Shareholder pursuant to clause (iii) of paragraph (a)(1) of this Section 12, the Shareholder must have given timely notice thereof in writing to the Secretary and such nomination or other business must otherwise be a proper matter for action by Shareholders. To be timely, a Shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Trust not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the Shareholder to be timely must be so delivered (x) not more than 120 days prior to such annual meeting nor less than 90 days prior to such annual meeting or (y) not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made by the Trust. Such Shareholder's notice shall set forth (i) as to each person whom the Shareholder proposes to nominate for election or reelection as a Trustee, all information relating to such person which is required to be disclosed in solicitations of proxies for election of Trustees, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Trustee if elected); (ii) as to any other business which the Shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such Shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (x) the name and address of such Shareholder, as they appear on the Trust's books, and of such beneficial owner, (y) the number of Shares of each class of the Trust which are owned beneficially and of record by such Shareholder and such beneficial owner and (z) in the case of a nomination, (A) a description of all arrangements or understandings between such Shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Shareholder, (B) a representation that such Shareholder intends to appear in person or by proxy at the meeting, if there is a meeting, to nominate the persons named in its notice and (C) any other information relating to such Shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Trustees pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

c) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 12 to the contrary, if the number of Trustees to be elected to the Board is increased and there is no public announcement by the Trust naming all of the nominees for Trustee or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year's annual meeting, a Shareholder's notice required by this Section 12(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Trust not later than the close of business on the tenth day following the day on which such public announcement is first made by the Trust.

2. *Special Meetings of Shareholders.* Only such business shall be conducted at a special meeting of Shareholders as shall have been brought before the meeting pursuant to the Trust's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of Shareholders at which Trustees are to be elected (i) pursuant to the Trust's notice of meeting, (ii) by or at the direction of the Board or (iii) provided that the Board has determined that Trustees shall or may be elected at such special meeting, by any Shareholder of the Trust who was a Shareholder of record both at the time of giving of notice provided for in this Section 12(b) and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 12(b). If the Trust calls a special meeting of Shareholders for the purpose of electing one or more Trustees to the Board, any such Shareholder may nominate a person or persons (as the case may be) for election to such position as specified in the Trust's notice of meeting, if the Shareholder's notice containing the information required by paragraph (a)(2) of this Section 12 shall be delivered to the Secretary at the principal executive offices of the Trust (A) not more than 120 days prior to such special meeting nor less than 90 days prior to such special meeting or (B) not later than the close of business on the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

3. General.

a) Only such persons who are nominated in accordance with the procedures set forth in this Section 12 shall be eligible to serve as Trustees and only such business shall be conducted at a meeting of Shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 12. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in this Section 12 and, if any proposed nomination or business is not in compliance with this Section 12, to declare that such nomination or proposal shall be disregarded.

b) For purposes of this Section 12, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed by the Trust with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

c) Notwithstanding the foregoing provisions of this Section 12, a Shareholder shall also comply with all applicable requirements of Maryland law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 12. Nothing in this Section 12 shall be deemed to affect any rights of Shareholders to request inclusion of, nor any rights of the Trust to omit, proposals in the Trust's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 13. Exemptions from Certain Provisions of Maryland Law. Except as otherwise provided in the Trust's Declaration of Trust, the provisions of Article 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland (Section 3-701 through and including Section 3-709), or any successor statute, shall not apply to any acquisition by any person of Shares of the Trust. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

Section 14. Voting by Ballot. Voting on any question or in any election may be by voice unless the presiding officer shall order or any Shareholder shall demand that voting be by ballot.

## ARTICLE II. TRUSTEES

Section A. Annual And Regular Meetings. An annual meeting of the Board shall be held immediately after and at the same place as the annual meeting of Shareholders, no notice other than this bylaw being necessary. The Board may provide, by resolution, the time and place, either within or without the State of Maryland, for the holding of regular meetings of the Board without other notice than such resolution.

Section B. Special Meetings. Special meetings of the Board may be called by or at the request of the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer, the President or by a majority of the Trustees then in office. The person or persons authorized to call special meetings of the Board may fix any place, either within or without the State of Maryland, as the place for holding any special meeting of the Board called by them.

Section C. Notice. Notice of any special meeting of the Board shall be given personally or by telephone, facsimile transmission, United States mail or courier to each Trustee at his or her business or residence address. Notice by personal delivery, by telephone or a facsimile transmission shall be given at least two days prior to the meeting. Notice by mail shall be given at least five days prior to the meeting and shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Telephone

notice shall be deemed to be given when the Trustee is personally given such notice in a telephone call to which he is a party. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Trust by the Trustee and receipt of a completed confirmation indicating receipt of the transmission. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board need be stated in the notice, unless specifically required by statute or these Bylaws.

Section D. Waiver of Notice. Whenever any notice of a meeting of the Board or any committee thereof is required to be given pursuant to the Declaration of Trust or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the Trustee or Trustees entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any Trustee at any meeting shall constitute a waiver of notice of such meeting, except where such Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section E. Organization. A majority of the Board may designate or elect a Trustee to preside at Board meetings. In the absence of such designation or election, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer or the President shall preside at



Board meetings; in his absence, the Trustees present at each meeting shall elect one of the Trustees present as chairman. All rules of conduct adopted and used at Board meetings shall be determined by the chairman, whose ruling on all procedural matters shall be final.

Section F. Quorum. If less than a quorum of Trustees is present at a meeting, a majority of the Trustees present may adjourn the meeting from time to time without further notice, and further provided that if, pursuant to the Declaration of Trust or these Bylaws, the vote of a majority of a particular group of Trustees is required for action, a quorum must also include a majority of such group. The Trustees present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough Trustees to leave less than a quorum.

Section G. Voting at Meetings. Voting at Board meetings may be conducted orally, by show of hands, or, if requested by any Trustee, by written ballot. The results of all voting shall be recorded by the Secretary in the minute book.

Section H. Telephone Meetings. Trustees may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section I. Compensation and Financial Assistance. Trustees shall not receive any stated salary for their services as Trustees but, by resolution of the Board, may receive fixed sums per year and/or per meeting and/or per visit to real property owned or to be acquired by the Trust and for any service or activity they performed or engaged in as Trustees. Trustees may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they performed or engaged in as Trustees; but nothing herein contained shall be construed to preclude any Trustees from serving the Trust in any other capacity and receiving compensation therefor. The Trust may lend money to, guarantee an obligation of or otherwise assist a Trustee or a trustee of its direct or indirect subsidiary. The loan, guarantee or other assistance may be with or without interest, unsecured, or secured in any manner that the Board approves, including a pledge of Shares.

Section J. Distributions. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Trust available for dividends or other distributions such sum or sums as the Board may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Trust or for such other purpose as the Board shall determine to be in the best interest of the Trust and the Board may modify or abolish any such reserve in the manner in which it was created.

Section K. Investment Policy. Subject to the provisions of the Declaration of Trust, the Board may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Trust as it shall deem appropriate in its sole discretion.

Section L. Loss of Deposits. No Trustee shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association or other institution with whom moneys or shares have been deposited.

Section M. Surety Bonds. Unless required by law, no Trustee shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section N. Reliance. Each Trustee, officer, employee and agent of the

Trust shall, in the performance of his or her duties with respect to the Trust, be fully justified and protected with regard to any act or failure to act in reliance in good faith on the books of account or other records of the Trust, on an opinion of counsel or on reports made to the Trust by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Board or officers of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Section O. Certain Rights of Trustees, Officers, Employees And Agents. The Trustees shall have no responsibility to devote their full time to the affairs of the Trust. Any Trustee or officer, employee or agent of the Trust, in his or her personal capacity or in a capacity as an affiliate, employee or agent of any other person, or otherwise, may have business interests and engage in business activities similar to or in addition to or in competition with those of or relating to the Trust.

ARTICLE III. COMMITTEES

Section A. Number, Tenure And Qualifications. The Board may appoint from among its members an Executive Committee, an Audit Committee, a Management Development and Compensation Committee, an Investment Committee and other committees, composed of one or more Trustees, to serve at the pleasure of the Board.



Section 2. Meetings. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board. A majority of the members of the committee shall constitute a quorum for the transaction of business at such meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board may designate a chairman of any committee and such chairman or any two members of any committee may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence or disqualification of any member of any such committee, the members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may appoint another Trustee to act in the place of such absent or disqualified member. Each committee shall keep minutes of its proceedings and shall report the same to the Board at the next succeeding meeting, and any action by the committee shall be subject to revision and alteration by the Board, provided that no rights of third persons shall be affected by any such revision or alteration.

Section 3. Telephone Meetings. Members of a committee of the Board may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 4. Informal Action by Committees. Any action required or permitted to be taken at any meeting of a committee of the Board may be taken without a meeting, if a consent in writing to such action is signed by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

Section 5. Vacancies. Subject to the provisions hereof, the Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE IV. OFFICERS

Section A. General Provisions. The officers of the Trust shall be elected annually by the Board at the first meeting of the Board held after each annual meeting of Shareholders, except that the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one) or the Chief Executive

Officer may appoint a President, a Chief Operating Officer, a Chief Investment Officer, a Chief Financial Officer, a Treasurer, and one or more Managing Directors, Vice Presidents, Assistant Secretaries and Assistant Treasurers, or such other officers as the Board, the Chairman of the Board or the President shall deem proper. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his or her successor is elected and qualifies or until his or her death, resignation or removal in the manner hereinafter provided. Any two or more offices may be held by the same person. In its discretion, the Board may leave unfilled any office except that of Chairman of the Board, Chief Executive Officer and Secretary. Any two offices except President and Vice President may be held concurrently by the same person.

Section B. Resignation. Any officer of the Trust may resign at any time by giving written notice of his or her resignation to the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer or the Secretary. Any resignation shall take effect at any time subsequent to the time specified therein or, if the time when it shall become effective is not specified therein, immediately upon its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Trust.

Section C. Vacancies. A vacancy in any office may be filled by the Board for the balance of the term.

Section D. Chairman of the Board. The Chairman of the Board (or the Co-Chairmen of the Board in the order of their election, if there is more than one) shall also serve as the Chief Executive Officer and, as such, shall have general supervision, direction and control of the business and affairs of the Trust, subject to the control of the Board, shall preside at meetings of Shareholders and shall have such other functions, authority and duties as customarily appertain to the office of the chief executive of a business corporation or as may be prescribed by the Board.

Section E. Chief Executive Officer. The Chief Executive Officer shall have general supervision, direction and control of the business and affairs of the Trust, subject to the control of the Board, shall preside at meetings of Shareholders and shall have such other functions, authority and duties as customarily appertain to the office of the chief executive of a business corporation or as may be prescribed by the Board or the Chairman of the Board.

Section F. President. The President shall have such functions, authority and duties as may be prescribed by the Board or the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one).



Section 7. Managing Director. The Managing Director (or the Managing Directors, if there is more than one), shall have such functions, authority and duties, and have such additional descriptive designations in his or her title (if any), as may be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer or the President.

Section 8. Chief Operating Officer. The Chief Operating Officer shall have such functions, authority and duties, and have such additional descriptive designations in his or her title (if any), as may be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer or the President.

Section 9. Chief Financial Officer. The Chief Financial Officer shall have the custody of the funds and securities of the Trust and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Trust and shall deposit all moneys and other valuable effects in the name and to the credit of the Trust in such depositories as may be designated by the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board (or any Co-Chairman or the Board, if there is more than one), the Chief Executive Officer or the President.

Section 10. Chief Investment Officer. The Chief Investment Officer shall have such functions, authority and duties, and have such additional descriptive designations in his or her title (if any), as may be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer or the President.

Section 11. Vice Presidents. Each Vice President shall have such functions, authority and duties, and have such additional descriptive designations in his or her title (if any), as may be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer, the President or any Managing Director.

Section 12. Secretary. The Secretary shall keep a record of all proceedings of the Shareholders of the Trust and of the Board and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice, if any, of all meetings of the Shareholders and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer or the President. The Secretary shall have custody of the corporate seal of the Trust and the Secretary or, in the absence of the Secretary, any Assistant Secretary shall have authority to affix the same to any instrument requiring it and when so affixed it may be attested by the signature of the Secretary or any Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Trust and to attest such affixing of the seal.

Section 13. Assistant Secretary. The Assistant Secretary, or if there is more than one, the Assistant Secretaries in the order determined by the Board (or if there is no such determination, then in the order of their election), shall, in the absence of the Secretary or if the Secretary is unable or refuses to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties as may from time to time be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer, the President or the Secretary.

Section 14. Treasurer. The Treasurer shall have such functions, authority and duties, and have such additional descriptive designations in his or her title (if any), as may be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer or the President.

Section 15. Assistant Treasurer. The Assistant Treasurer, or if there is more than one, the Assistant Treasurers in the order determined by the Board

(or if there is no such determination, then in the order of their election), shall, in the absence of the Treasurer or if the Treasurer is unable or refuses to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as may from time to time be prescribed by the Board, the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the Chief Executive Officer, the President or the Treasurer.

Section 16. Salaries. The salaries and other compensation of the officers shall be fixed from time to time by the Board and no officer shall be prevented from receiving such salary or other compensation by reason of the fact that he or she is also a Trustee.

Section 17. Execution of Documents. A person who holds more than one office in the Trust may not act in more than one capacity to execute, acknowledge or verify an instrument required by law to be executed, acknowledged or verified by more than one officer.

Section 18. Bonds. The Board may require any officer, agent or employee of the Trust to give a bond to the Trust, conditioned on the faithful discharge of his or her duties, with one or more sureties and in such amount as may be satisfactory to the Board.



ARTICLE V. INDEMNIFICATION

Section A. Procedure. Any indemnification, or payment of expenses in advance of the final disposition of any proceeding, shall be made promptly, and in any event within 60 days, upon the written request of the Trustee or officer entitled to seek indemnification (the "Indemnified Party"). The right to indemnification and advances hereunder shall be enforceable by the Indemnified Party in any court of competent jurisdiction, if (i) the Trust denies such request, in whole or in part, or (ii) no disposition thereof is made within 60 days. The Indemnified Party's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be reimbursed by the Trust. It shall be a defense to any action for advance of expenses that (a) a determination has been made that the facts then known to those making the determination would preclude indemnification or (b) the Trust has not received both (i) an undertaking as required by law to repay such advances if it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the Indemnified Party of such Indemnified Party's good faith belief that the standard of conduct necessary for indemnification by the Trust has been met.

Section B. Exclusivity, Etc. The indemnification and advance of expenses provided by the Declaration of Trust and these Bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advance of expenses may be entitled under any law (common or statutory), or any agreement, vote of Shareholders or disinterested Trustees or other provision which is consistent with law, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Trust, shall continue in respect of all events occurring while a person was a Trustee or officer after such person has ceased to be a Trustee or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification and advancement of expenses under the Declaration of Trust and these Bylaws shall be deemed to be a contract between the Trust and each Trustee or officer of the Trust who serves or served in such capacity at any time while such provisions are in effect. Nothing herein shall prevent the amendment of these Bylaws, provided that no such amendment shall diminish the rights of any person hereunder with respect to events occurring or claims made before its adoption or as to claims made after its adoption in respect of events occurring before its adoption. Any repeal or modification of these Bylaws shall not in any way diminish any rights to indemnification or advancement of expenses of such Trustee or officer of the obligations of the Trust arising hereunder with respect to events occurring, or claims made, while these Bylaws or any provision hereof is in effect.

ARTICLE VI. CONTRACTS AND ACCOUNTING

Section A. Contracts. The Board may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Trust and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document executed by one or more of the Trustees or by an authorized person shall be valid and binding on the Board and on the Trust when authorized or ratified by action of the Board.

Section B. Checks And Drafts. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Trust shall be signed by such officer or agent of the Trust in such manner as shall from time to time be determined by the Board.

Section C. Deposits. All funds of the Trust not otherwise employed shall be deposited from time to time to the credit of the Trust in such banks, trust companies or other depositories as the Board may designate.

Section D. Books and Records. The Trust shall keep correct and complete

books and records of its accounts and transactions and minutes of the proceedings of its Shareholders and Board and of any executive or other committee when exercising any of the powers of the Board. The books and records of the Trust may be in written form or in any other form which can be converted within a reasonable time into written form for visual inspection. Minutes shall be recorded in written form but may be maintained in the form of a reproduction. The original or a certified copy of the Bylaws shall be kept at the principal office of the Trust.

Section E. Fiscal Year. The fiscal year of the Trust shall be the twelve months ending December 31 in each year, unless otherwise provided by the Board.



ARTICLE VII. SHARES

Section A. Certificates. Each Shareholder shall be entitled to a certificate or certificates which shall represent and certify the number of Shares of each class held by him or her in the Trust; provided, however, that the Board may provide by resolution or resolutions that some or all of any or all classes or series of Shares shall be uncertificated. Each certificate shall be signed by the Chairman of the Board (or any Co-Chairman of the Board, if there is more than one), the President or a Vice President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and may be sealed with the seal, if any, of the Trust. The signatures may be either manual or facsimile. Certificates shall be consecutively numbered; and if the Trust shall, from time to time, issue several classes of Shares, each class may have its own number series. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. Each certificate representing Shares which are restricted as to their transferability or voting powers, which are preferred or limited as to their dividends or as to their allocable portion of the assets upon liquidation or which are redeemable at the option of the Trust, shall have a statement of such restriction, limitation, preference or redemption provision, or a summary thereof, plainly stated on the certificate. If the Trust has authority to issue Shares of more than one class, the certificate shall contain on the face or back a full statement or summary of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class of Shares and, if the Trust is authorized to issue any preferred or special class in series, the differences in the relative rights and preferences between the Shares of each series to the extent they have been set and the authority of the Board to set the relative rights and preferences of subsequent series. In lieu of such statement or summary, the certificate may state that the Trust will furnish a full statement of such information to any Shareholder upon request and without charge. If any class of Shares is restricted by the Trust as to transferability, the certificate shall contain a full statement of the restriction or state that the Trust will furnish information about the restrictions to the Shareholder on request and without charge.

Section B. Transfers. Upon surrender to the Trust or the transfer agent of the Trust of a Share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Trust shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction on its books. Notwithstanding the foregoing, transfers of Shares of any class will be subject in all respects to the Declaration of Trust and all of the terms and conditions contained therein.

Section C. Replacement Certificate. Any officer designated by the Board may direct a new certificate to be issued in place of any certificate previously issued by the Trust alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner's legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Trust to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

Section D. Closing of Transfer Books or Fixing of Record Date.

1. Fixing of Record Date. The Board may set, in advance, a record date for the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or determining Shareholders entitled to receive

payment of any dividend or the allotment of any other rights, or in order to make a determination of Shareholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days, and in the case of a meeting of the

Shareholders, not less than ten (10) days, before the date on which the particular action requiring such determination of Shareholders of record is to be held or taken. In lieu of fixing a record date, the Board may provide that the Share transfer books shall be closed for a stated period but not longer than 20 days. If the Share transfer books are closed for the purpose of determining Shareholders entitled to notice of or to vote at a meeting of Shareholders, such books shall be closed for at least ten (10) days before the date of such meeting.

2. If Record Date Not Fixed. If no record date is fixed and the Share transfer books are not closed for the determination of Shareholders, (i) the record date for the determination of Shareholders entitled to receive a payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the Board, declaring the dividend or allotment of rights, is adopted; and (ii) the record date for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the day on which the notice of meeting is mailed or the thirtieth day before the meeting, whichever is the closer date to the meeting.



3. Record Dates for Adjourned Meetings. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in the Declaration of Trust, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in which case a new record date shall be determined as set forth in the Declaration of Trust.

4. Share Transfers After Record Date. Except where the Board fixes a new record date for any adjourned meeting as provided above, any Shareholder who was a Shareholder on the original record date shall be entitled to receive notice of and to vote at a meeting of Shareholders or any adjournment thereof and to receive a dividend or allotment of rights even though he or she has since such date disposed of his or her Shares, and no Shareholder becoming a Shareholder after such date shall be entitled to receive notice of or to vote at such meeting or any adjournment thereof or to receive such dividend or allotment of rights.

5. Paying of Pro Rata Dividends. Notwithstanding anything in this Section 4 to the contrary, the Board may declare and pay dividends or an allotment or any other rights to those who are Shareholders as of a specified record date or, alternatively, to those who are or were Shareholders at any time during any quarter, year or other applicable period with respect to which any such dividend or allotment of rights is paid so that each Shareholder shall receive, with respect to each Share, the proportion of such dividend or allotment of rights per Share which the number of days each Share is owned of record by such Shareholder during such quarter, year or other applicable period bears to the total number of days in such quarter, year or other applicable

period.

Section E. Share Ledger. The Trust shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate Share ledger containing the name and address of each Shareholder and the number of Shares of each class held by such Shareholder. The Trust shall be entitled to treat the holder of record of any Share as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Section F. Fractional Shares; Issuance of Units. The Board may issue fractional Shares or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Declaration of Trust or these Bylaws to the contrary, the Board may issue units consisting of different securities of the Trust. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Trust, except that the Board may provide that, for a specified period, securities of the Trust issued in such unit may be transferred on the books of the Trust only in such unit.

ARTICLE VIII. SEAL

Section A. Seal. The Board may adopt a suitable seal, bearing the name of the Trust, which shall be in the charge of the Secretary. The Board may authorize one or more duplicate seals and provide for the custody thereof.

Section B. Affixing Seal. Whenever the Trust is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Trust.

# Exhibit B

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

February 26, 2002

Edward S. Nekritz
Senior Vice President and General Counsel
ProLogis Trust
14100 East 35th Place
Aurora, Colorado 80011

Dear Mr. Nekritz:

Pursuant to paragraph B of Section L of Article I of ProLogis Trust's (the Company's) Amended and Restated Bylaws as found in Exhibit 3 of the Company's 10-Q filed June 24, 1999, the Service Employees International Union (SEIU) is giving notice that it intends to present a resolution for shareholder consideration urging the board to take the necessary steps to change our Company's jurisdiction of incorporation from Maryland to Delaware. Under SEC Rule 14(a)(8), we submitted this resolution to the Company back on November 28, 2001. (Please see enclosed letters and shareholder resolution.) According to SEC regulations, the annual meeting is the proper venue in which to consider such a resolution. Apart from our interest as shareholders we have no material interest in the resolution.

The Service Employees International Union is the beneficial owner of 111 shares of ProLogis stock. The record address of the SEIU is:

Service Employees International Union
1313 L St. NW
Washington, DC 20005

If this doesn't satisfy your notice requirements we request that you notify us immediately so that we can make any additions within the stated timelines.

Should you have any questions regarding this matter, please contact meat (202) 639-7612.

Sincerely,

Steve Abrecht
Director, Capital Stewardship Program

Enclosure://3

# Exhibit C

# MAYER, BROWN, ROWE & MAW

190 SOUTH LA SALLE STREET

CHICAGO, ILLINOIS 60603-3441

MICHAEL T. BLAIR
DIRECT DIAL (312) 701-7832
DIRECT FAX (312) 706-8108
mblair@mayerbrownrowe.com

MAIN TELEPHONE
(312) 782-0600
MAIN FAX
(312) 701-7711


March 4, 2002

By Fax and Overnight Mail
(202) 639-0991

Mr. Steve Abrecht
Director, SEIU Capital Stewardship Program
Service Employees' International Union AFL-CIO, CLC
1313 L Street, N.W.
Washington, D.C. 20005

Re: Shareholder Proposal Submitted by Service Employees' International Union

Dear Mr. Abrecht:

We have been notified that the Service Employees' International Union ("SEIU") has submitted a proposal that it wishes to be considered at the annual meeting of the shareholders of ProLogis Trust ("ProLogis"). You should understand that these proposals cannot be presented at the 2002 annual meeting of ProLogis's shareholders as they have not been presented in accordance with the requirements of ProLogis's Amended and Restated Bylaws (the "Bylaws").

As you were advised in the December 10, 2001 letter from Mr. Edward S. Nekritz of ProLogis to Ms. Anna Burger of SEIU (a copy of which is enclosed), shareholder proposals must be submitted in accordance with ProLogis's Bylaws. The correspondence received from SEIU dated November 28, 2001 and December 20, 2001 and two letters dated February 26, 2002 has not and does not comply with the applicable provisions of the Bylaws. In particular, the Bylaws require the notice of any proposals to be presented at an annual meeting of shareholders to be presented by a shareholder of record at the time of the giving of the notice. ProLogis has reviewed the share ownership records with its transfer agent and has determined that SEIU was not a shareholder of record as of the date of its purported notice or at any other time relevant for this purpose. The period in which any proposals by shareholders of record may properly be made for the 2002 annual meeting expired on February 16, 2002. Since SEIU's proposals will not be presented at the 2002 annual meeting, compliance with Rule 14a-8 with respect to any such proposals in inapplicable and SEIU's proposal will not be included in ProLogis's proxy statement for the 2002 annual meeting.

For these reasons, you are not eligible, and ProLogis will not permit you, to present any proposals to be considered at the 2002 annual meeting of ProLogis's shareholders.

Please do not hesitate to contact the undersigned at the above number to discuss the matter further.

Very truly yours,

Michael T. Blair

cc: Edward S. Nekritz

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Chief Counsel, Division of Corporate Finance

**ProLogis**™

*The Global Distribution Solution*

December 10, 2001

Overnight Courier and Facsimile

Ms. Anna Burger
International Secretary-Treasurer
Service Employees International Union AFL-CIO, CLC
1313 L Street, N.W.
Washington, D.C. 20005

Dear Ms. Burger:

On November 29, 2001, I received your letter dated November 28, 2001, setting forth the text of a shareholder proposal that Service Employees International Union ("SEIU") intends to present at the ProLogis Trust's ("ProLogis") 2002 annual meeting of shareholders.

To the extent that SEIU is requesting that ProLogis include the proposal in its proxy statement for the 2002 annual meeting, please note that Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") governs solicitations of proxies in respect of securities registered pursuant to Section 12 of the Exchange Act. Pursuant to Section 14(a) of the Exchange Act, the Securities and Exchange Commission (the "SEC") has adopted rules regarding the solicitation of proxies, including rules regarding shareholder proposals. Rule 14a-8 governs shareholder proposals and sets forth various eligibility and procedural requirements that must be met by a party submitting a shareholder proposal before that proposal can be considered for inclusion in a company's proxy statement. To the extent that SEIU is not requesting that ProLogis include the proposal in its proxy statement for the 2002 annual meeting, please note that ProLogis's bylaws contain provisions governing proposals by shareholders. You should also note that we are not addressing whether you or the proposal meets any or all of the requirements contained in ProLogis's bylaws.

In order to be eligible to submit a shareholder proposal you must have continuously held at least $2,000 in market value of ProLogis's common shares of beneficial interest for at least one year by the date that you submitted your proposal and you must continue to hold those securities through the date of ProLogis's 2002 annual meeting of shareholders. In your letter you state that you own 111 shares of ProLogis's common shares and have owned such shares "for the requisite period." As a result, if you intend this proposal to be governed by Rule 14a-8, you must show that SEIU has held, either of record or beneficially, at least $2,000 in market value of ProLogis common shares for at least one year. To demonstrate that SEIU meets the requirements of Rule 14a-8, you should submit a written statement from the broker through which you held your shares verifying that SEIU held at least $2,000 in market value of ProLogis common shares continuously for the period from November 29, 2000 through November 29, 2001. Our transfer agent's records indicate that SEIU was not a record holder at the time of our 2001 annual meeting, nor did SEIU appear as a non-objecting beneficial owner at the time of the 2001 annual meeting.

In order to comply with Rule 14a-8, you must send a response to this request for additional information by means of a letter postmarked no later than the 14th day after you receive this letter or by sending us an electronic transmission by no later than that date at (303) 576-2761.

Please note that compliance with the eligibility requirements of Rule 14a-8 does not ensure that your proposal will be included in ProLogis's 2002 proxy statement. We will also review your proposal to determine whether there are any substantive requirements of Rule 14a-8 that will provide a basis for exclusion from ProLogis's 2002 proxy statement. If we determine that these substantive requirements provide a basis for exclusion, we will raise this issue with the SEC, with a copy to you, at the appropriate time.

Sincerely,

Edward S. Nekritz

Edward S. Nekritz
Senior Vice President and General Counsel

# Exhibit D

SEIU
Stronger Together



SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

8105-1000

November 28, 2001

Edward S. Nekritz
Senior Vice President and General Counsel
ProLogis Trust
14100 East 35th Place
Aurora, Colorado 80011

Dear Mr. Nekritz:

We are submitting the enclosed resolution requesting that the Board of Trustees of ProLogis Trust take the necessary steps to change our Company's jurisdiction of incorporation from Maryland to Delaware.

The Service Employees International Union (SEIU) has owned 111 shares of ProLogis Trust for the requisite time period and intends to continue holding them through the date of the next annual meeting. SEIU members are also participants in many state, county, and municipal pension funds that are major holders of stock in US companies, including REITs.

A representative of the SEIU will appear in person or by proxy to bring the resolution before the meeting.

Should you have any questions regarding this matter, please call Steve Abrecht, Trustee of Benefits at (202) 639-7612.

Sincerely,

Anna Burger
International Secretary-Treasurer

SA:tm

OPEIU #2
AFL-CIO, CLC

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of ProLogis Trust urge the Board of Trustees to take the measures necessary to change our Company's jurisdiction of incorporation from Maryland to Delaware.

SUPPORTING STATEMENT

Over the last several years, legislative changes to Maryland corporate law, including the 1999 Unsolicited Takeovers Act (the "Act") and the 2000 amendments to Maryland General Corporation Law and the Maryland REIT Law, have increased anti-takeover devices available to real estate investment trusts (REITs) incorporated in Maryland, and eroded some important shareholder rights.

According to one legal analysis of the 1999 Act, the law "is an explicit break from the Delaware model, which has subjected boards attempting to use takeover defenses to heightened scrutiny and to increasing risks of personal liability. The Act expressly rejects this trend in Delaware law, offering seemingly unqualified protection for incumbent trustees and management. It has generated criticism from institutional investors and shareholder activists, who view it as a management entrenchment tool." [Insights, September, 1999]

As a result of the recent legislation, there are several key ways Maryland corporate law differs from Delaware law regarding anti-takeover issues and shareholder rights (a more detailed analysis is available at www.reform-reits.org).

When considering the potential acquisition of the company, Maryland law now permits trustees to consider the effect of the potential acquisition on non-shareholder constituencies. This provision allows a company to "accept a lower priced offer that the trustees believe is more favorable to all of the company's constituencies." [Insights, September 1999]. Delaware law does not contain a "stakeholder" provision. In addition, the Act explicitly affirms that the "just say no" legal defense is available to trustees in Maryland, rejecting the Delaware courts' heightened scrutiny of trustees' decisions to reject unsolicited bids.

The Act specifically validates shareholder rights plans or "poison pills", including a trustee "slow hand" provision which limits new trustees from redeeming or terminating a poison pill for up to 180 days after they become trustees. Delaware courts have struck down "slow hand" provisions.

Unless a company expressly opts out, under the Act the board of trustees of a REIT may -- <u>without shareholder approval</u> and even if contrary to a company's bylaws or charter -- classify the board of trustees, require a two-thirds vote for the removal of trustees, and give the board the sole power to fill board vacancies occurring for any reason. Under Delaware law, adopting such provisions deviating from the charter would require shareholder approval.

With the passage of the Act in 1999, Maryland also became the first state in the nation to permit corporate charters to include a provision authorizing the board of trustees to amend the charter, without shareholder approval, to increase the authorized shares of stock of any or all classes. Delaware requires shareholder approval to increase authorized shares of stock.

In light of the recent legislative changes to corporate law in Maryland, we believe reincorporating in Delaware would offer a more appropriate balance between the interests of shareholders, management, and trustees at our company.

# Exhibit E

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

8105-1000

December 20, 2001

Edward S. Nekritz
Senior Vice President and General Counsel
ProLogis Trust
14100 East 35th Place
Aurora, Colorado 80011

Dear Mr. Nekritz:

In response to your December 10, 2001 letter regarding our shareholder resolution, we are providing you with the following:

1) To document the continuous ownership by SEIU of the requisite amount of ProLogis Trust stock for the entire eligibility period (November 28, 2000 to November 28, 2001), we have enclosed a letter from SunTrust Bank certifying that SEIU has owned 111 shares of ProLogis Trust from November 1st, 2000 through November 30th, 2001.

As the enclosed letter establishes SEIU's continuous ownership of at least $2,000 of ProLogis Trust stock from November 28, 2000 to November 28, 2001 as required by the SEC, we ask that you include our resolution in your 2002 proxy statement.

Sincerely,

Steve Abrecht
Director, Capital Stewardship Program

OPEIU #2
SBA:tm

Enclosure//:1

**SunTrust Securities, Inc.**
Mail Code 716
303 Peachtree Center Avenue
Suite 140
Atlanta, Georgia 30309-2917
Tel 404-813-7346
Fax 404-813-7204

**Fatima Brooks-McCall**
Customer Service Manager

SUNTRUST

December 19, 2001

Mr. Edward Nekritz
Senior Vice President and General Counsel
ProLogis Trust
14100 East 35th Place
Aurora, Colorado 80011

Dear Mr. Nekritz:

This is to confirm that as of December 18, 2001 the Service Employees International Union account held 111 shares of ProLogis Trust. The shares are held in SunTrust account number 04L-000655. These shares have been held continuously from November 1st, 2000 to December 18, 2001.

Sincerely,

Fatima Brooks-McCall

Fatima Brooks-McCall
Vice President, SunTrust Securities, Inc.
Customer Service Manager

# Exhibit F

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org



February 26, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Prologis Trust to omit shareholder proposal submitted by the Service Employees International Union

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to Prologis Trust ("Prologis" or the "Company"). The Proposal requests that Prologis's board take the necessary steps to change the Company's jurisdiction of incorporation from Maryland to Delaware.

In a letter to the Commission dated January 18, 2002 (the "No-Action Request"), Prologis stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders. Prologis argues that the Proposal is excludable pursuant to Rule 14a-8(i)(1), as an improper subject for shareholder action under Maryland law, because it usurps the power of the Company's trustees to initiate such a reincorporation. Prologis also urges that the Proposal may be omitted under Rule 14a-8(i)(3) because it contains false or misleading statements that violate Rule 14a-9. With the exceptions noted below, Prologis has failed to meet its burden of proving its entitlement to rely on either of those exclusions.

**Improper Subject for Shareholder Action**

Prologis contends that the Proposal's subject is an improper one for actions by shareholders under Maryland law because that law provides that reincorporation may be accomplished only by a merger of Prologis with a Delaware entity that is permitted to elect to be treated as a realestate investment trust ("REIT") under the Internal Revenue Code. Such a merger may be approved, Prologis says, citing section 8-501.1(d) of the Maryland REIT law, only if the trustees pass a resolution approving the transaction's terms and then submit the transaction to a vote of shareholders. Prologis interprets the Proposal as putting the cart before the horse; that is, accomplishing the second part of that process before the first part has occurred.

Prologis overlooks the fact that the Proposal is non-binding and thus could not possibly be attempting to effect the shareholder approval contemplated by section 8-501.1(d). The precatory nature of the Proposal is clear from its wording—the Proposal states that the Company's shareholders "urge" the board of trustees to take the actions necessary to change the jurisdiction of incorporation. It is also evident from the fact that the Proposal does not propose any particular transaction but rather broadly asks the board to take the necessary steps toward reincorporation. Put another way, a vote on the Proposal would communicate shareholder sentiment to Prologis's board but would not purport to effect the final approval of any transaction or cause the Company's reincorporation.

The Staff has rejected Prologis's argument in a similar context, recognizing that non-binding proposals may ask the board to initiate a process that culminates in shareholder approval. In TRW, Inc. (available Feb. 11, 1999), the proponent submitted a non-binding proposal asking the board to take all necessary steps to amend the company's governing instruments to declassify the board. TRW argued that under Ohio law, only the shareholders could approve such a charter amendment. The proponent countered that the proposal was non-binding and that the board had the power to initiate the amendment and recommend that shareholders vote in favor of it. The Staff denied no-action relief.

Here, as in TRW, the Proposal is non-binding and requests the board to take action to bring about the desired result. Accordingly, the Proposal does not disrupt Maryland's statutory scheme for effecting reincorporations and is not excludable pursuant to Rule 14a-8(i)(1).

**False or Misleading Statements**

Prologis complains about a range of statements in the Proposal's supporting statement regarding Maryland's corporate laws, urging that these statements require exclusion under Rule 14a-8(i)(3).

First, Prologis objects to the quotation of material critical of the 1999 Unsolicited Takeovers Act (the "Act") from an article in the September 1999 issue of Insights, arguing that the material was taken out of context and is thus misleading. Specifically, Prologis asserts that the article's author, after describing different opinions on the subject, ultimately concludes that the Act was a positive step.

But the Proposal does not quote the material from Insights to support the proposition that the author or Insights is hostile to the Act. Rather, the Proposal uses the quotation to bolster its assertions that (1) Maryland law is different from Delaware law and the difference lies in the greater insulation Maryland law affords to incumbent directors and management, and (2) the Act has been criticized by institutional investors and shareholder activists, who believe it excessively entrenches managements. That the quoted material serves these purposes is clear from the prior paragraph, which states that the Act increased anti-takeover protections for Maryland corporations and "eroded important shareholder rights." Prologis may use its statement in opposition to inform shareholders of what it—and perhaps the author of the Insights article—see as the positive aspects of the Act and Maryland corporate law in general.

On a related note, Prologis urges that the substance of the quoted material is also misleading, focusing on the statement that the Act offers incumbent trustees and management "unqualified protection." Prologis states that Maryland law does not in fact provide "unqualified" protection but rather does not require the heightened scrutiny imposed under Delaware in the takeover context. It is clear from the quoted material, however, which uses the word "seemingly" before the phrase "unqualified protection," that the characterization of directors' and officers' duties is an opinion—the author is commenting on the way some have perceived the effect of the Act's revision of section 2-405.1(f) of the Maryland General Corporation Law, which provides that directors are not subject to higher duties in the takeover context.

Third, Prologis points to a reference in the supporting statement to a uniform resource locator for a web site, at www.reform-reits.org. Because that web site is still under construction, SEIU is willing to remove the reference from the Proposal.

Fourth, Prologis objects to the statement that "Delaware law [,unlike Maryland law,] does not contain a 'stakeholder' provision." Prologis argues that Delaware case law, in particular the decision in Unocal Corporation v. Mesa Petroleum Co., permits a board to consider the interests of non-shareholder constituencies. SEIU believes that statutory law stands on a different footing from case law, whose applicability may be confined to a particular set of facts. However, because the Proposal focuses on statutory law, SEIU is willing to clarify the Proposal to make clear that the comparison is between the two states' corporate law statutes.

Fifth, Prologis complains about the language in the supporting statement describing the ability of the board, without shareholder approval, to classify the board of trustees, require a two-thirds vote for the removal of trustees and give the board sole power to fill board vacancies, even if the declaration of trust provides otherwise. Prologis notes that its declaration of trust already contains such provisions, and that the Proposal thus misleadingly suggests that Prologis could contravene its declaration of trust to adopt those kinds of provisions.

However, Prologis's declaration of trust is not set in stone. In the future, it could contain different provisions than it contains today, perhaps as a result of shareholder urging. In that case, Prologis's board could indeed take the actions outlined in the Proposal, contravening the declaration of trust and unilaterally imposing less shareholder-friendly governance provisions. Accordingly, the discussion of these provisions in the Proposal is not irrelevant to Prologis and is not misleading.

Finally, Prologis points out that the provision of the Maryland General Corporation Law permitting the board to amend the charter to increase the number of authorized shares was not added by the Act, as the Proposal states, but rather has been in effect since 1995. SEIU does not object to revising the Proposal to clarify that the provision in question was not added by the Act.

If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. We appreciate the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Director, SEIU Capital Stewardship Program

cc: Edward S. Nekritz
Senior Vice President and General Counsel
Prologis Trust
Fax # 303-576-2761

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: ProLogis Trust
Incoming letter dated January 18, 2002

The proposal urges the board to take the measures necessary to change ProLogis' jurisdiction of incorporation from Maryland to Delaware.

We are unable to concur in your view that ProLogis may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that ProLogis may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that ProLogis may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase "(a more detailed analysis is available at www.reform-reits.org)";
- delete the sentence "Delaware law does not contain a 'stakeholder' provision"; and
- delete the phrase "With the passage of the Act in 1999."

Accordingly, unless the proponent provides ProLogis with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if ProLogis omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor